Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 2 DATED MARCH 21, 2017
TO THE PROSPECTUS DATED FEBRUARY 10, 2017
This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc., dated February 10, 2017 and Supplement No. 1, dated March 1, 2017. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	updates regarding our credit facility;

(3)	Management’s Discussion and Analysis of Financial Condition and Results of Operations section, substantially the same as that which was filed in our Annual Report on Form 10-K on March 16, 2017; and

(4)	our updated financial information.
Status of Our Public Offering
On May 29, 2014, we commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan (the "Maximum Offering Amount"). We are publicly offering shares of Class A common stock, shares of Class I common stock and shares of Class T common stock, in any combination with a dollar value up to the Maximum Offering Amount. As of March 17, 2017, we had accepted investors’ subscriptions for and issued approximately 73,156,000 shares of Class A common stock, 11,000 shares of Class I common stock and 16,539,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of approximately $724,998,000, $104,000 and $158,214,000, respectively. As of March 17, 2017, we had approximately $1,466,684,000 in Class A shares, Class I shares and Class T shares of common stock remaining in the Offering.
Credit Facility
The following information supplements, and should be read in conjunction with, the table on page 119 contained in the “Investment Objectives, Strategy and Policies—Entry into a Credit Facility” section of the prospectus:
The following table summarizes the four properties added to the pool availability under the Company's credit facility since February 10, 2017:

Property	Date Added	Pool Availability
Tennessee Data Center	02/28/2017	$10,670,000
Chicago Data Center II	02/28/2017	$18,205,000
Blythewood Data Center	02/28/2017	$10,584,750
Tempe Data Center	02/28/2017	$8,715,823

Carter Validus Operating Partnership II, LP, or CVOP II, has pledged a security interest in the properties that serve as collateral for the KeyBank Credit Facility pursuant to the terms of the KeyBank Credit Facility Amendment.
As of March 21, 2017, CVOP II had a total pool availability under the KeyBank Credit Facility of $336,611,000 and an aggregate outstanding principal balance of $190,000,000. As of March 21, 2017, $146,611,000 remained available to be drawn on the KeyBank Credit Facility.
Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations is substantially the same as that in our Annual Report on Form 10-K that was filed with the SEC on March 16, 2017, and should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this prospectus supplement.
The terms “we,” “our,” and the “Company” refer to Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP, or our Operating Partnership, and all wholly-owned subsidiaries.
Overview
We were formed on January 11, 2013 under the laws of Maryland to acquire and operate a diversified portfolio of income-producing commercial real estate with a focus on data centers and healthcare properties, preferably with long-term net leases to investment grade and other creditworthy tenants, as well as to make other real estate-related investments that relate to such property types. We are offering for sale a maximum of $2,350,000,000 in shares of common stock, or the maximum offering amount, consisting of up to $2,250,000,000 in shares of common stock in our primary offering and up to $100,000,000 in shares of common stock pursuant to our distribution reinvestment plan, or the DRIP, on a “best efforts” basis pursuant to a registration statement on Form S-11, or the Registration Statement, filed with the SEC under the Securities Act, or our Offering. As of December 31, 2016, we were offering Class A shares and Class T shares of common stock, in any combination with a dollar value up to the maximum offering amount. Through September 30, 2016, the initial offering price for the shares in the primary offering was $10.00 per Class A share and $9.574 per Class T share, and the purchase price for shares in our DRIP was $9.50 per Class A share and $9.095 per Class T share.
As of December 31, 2016, we had accepted investors’ subscriptions for and issued approximately 83,102,000 shares of Class A and Class T common stock (including shares of common stock issued pursuant to the DRIP) in our Offering, resulting in receipt of gross proceeds of approximately $819,283,000, before selling commissions and dealer manager fees of approximately $69,185,000, and other offering costs of approximately $15,877,000. As of December 31, 2016, we had approximately $1,530,717,000 in Class A shares and Class T shares of common stock remaining in our Offering.
On September 29, 2016, our board of directors, at the recommendation of the audit committee, which is comprised solely of independent directors, unanimously approved and established an estimated per share net asset value, or NAV, of $9.07 of each of our Class A common stock and Class T common stock, or the Estimated Per Share NAV, as of June 30, 2016, for purposes of assisting broker-dealers participating in the Offering in meeting their customer account statement reporting obligations under National Association of Securities Dealers Conduct Rule 2340. In connection with the Estimated Per Share NAV, our board of directors unanimously approved the increased primary offering price of $10.078 per Class A share and $9.649 per Class T share, which are based on the Estimated Per Share NAV and any applicable upfront selling commissions and dealer manager fees, and revised DRIP offering prices of $9.574 per Class A share and $9.167 per Class T share, effective October 1, 2016. On December 2, 2016, our board of directors approved the revised DRIP offering prices of $9.07 per Class A share and $9.07 per Class T share, effective beginning with purchases of shares pursuant to the DRIP on January 1, 2017. The Estimated Per Share NAV is not subject to audit by our independent registered public accounting firm. Going forward, we intend to publish an updated estimated NAV per share on at least an annual basis.
On January 20, 2017, we filed Post-Effective Amendment No. 11 to the Registration Statement to register Class I shares of common stock, which was declared effective on February 10, 2017 by the SEC. The primary offering price per share for Class I shares is $9.162 and the per share price for Class I shares purchased pursuant to the DRIP is $9.07. Unlike Class A and Class T shares, which are available to the general public for purchase through brokerage and transaction-based accounts, Class I shares are generally available for purchase in the Offering only (1) through fee-based programs of participating broker dealers, also known as wrap accounts, that provide access to Class I shares, (2) through registered investment advisers not affiliated with a participating broker-dealer, (3) by endowments, foundations, pension funds and other institutional investors, or (4) other categories of investors that we name in a supplement or amendment to our prospectus.
Substantially all of our operations are conducted through our Operating Partnership. We are externally advised by our Advisor, pursuant to an advisory agreement between us and our Advisor, which is our affiliate. Our Advisor supervises and manages our day-to-day operations and selects the properties and real estate-related investments we acquire, subject to the oversight and approval of our board of directors. Our Advisor also provides marketing, sales and client services on our behalf. Our Advisor engages affiliated entities to provide various services to us. Our Advisor is managed by, and is a subsidiary of, our sponsor, Carter Validus REIT Management Company II, LLC, or our Sponsor. We have no paid employees and we rely on our Advisor to provide substantially all of our services.
Our Property Manager, a wholly-owned subsidiary of our Sponsor, serves as our property manager. Our Advisor and our Property Manager received, and will continue to receive, fees during the acquisition and operational stages and our Advisor may be eligible to receive fees during the liquidation stage of the Company. SC Distributors, LLC, an affiliate of the Advisor, or the Dealer Manager, serves as the dealer manager of the Offering. The Dealer Manager has received, and will continue to receive, fees for services related to our Offering.

We currently operate through two reportable segments – commercial real estate investments in data centers and healthcare. As of December 31, 2016, we had purchased 37 real estate investments, consisting of 51 properties, comprising approximately 2,984,000 of gross rental square feet for an aggregate purchase price of approximately $1,000,088,000.
Critical Accounting Policies
Our critical accounting policies are more fully described in Note 2—"Summary of Significant Accounting Policies," or Note 2, of the consolidated financial statements that are part of this prospectus supplement. As disclosed in Note 2, the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates. We believe that the following discussion addresses the most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results of operations and require management’s most difficult, subjective and complex judgments.
Investment in Real Estate
Real estate costs related to the acquisition, development, construction and improvement of properties are capitalized. Repair and maintenance costs are expensed as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset in determining the appropriate useful life. Real estate assets, other than land, are depreciated or amortized on a straight-line basis over each asset’s useful life. We anticipate the estimated useful lives of our assets by class as follows:

Buildings and improvements	15 – 40 years
Tenant improvements	Shorter of lease term or expected useful life
Furniture, fixtures, and equipment	3 – 10 years
We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, we assess the recoverability of the assets by estimating whether we will recover the carrying value of such assets through their undiscounted future cash flows and eventual disposition. If, based on this analysis, we do not believe that we will be able to recover the carrying value of the asset, we record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. No impairment indicators have been identified and no impairment losses were recorded during the year ended December 31, 2016.
When developing estimates of expected future cash flows, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related assets.
Purchase Price Allocation
Upon the acquisition of real properties, we evaluate whether the acquisition is a business combination or an asset acquisition.
Business Combinations
Upon the acquisition of real properties determined to be business combinations, we allocate the purchase price of properties to acquired tangible assets, consisting of land, buildings and improvements, and acquired intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values.
The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on our determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.
The fair values of above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental income.
The fair values of in-place leases include an estimate of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. The in-place lease intangibles are amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.
Asset Acquisitions
Upon the acquisition of real estate properties determined to be asset acquisitions, we allocate the purchase price of such properties to acquired tangible assets, consisting of land and buildings and improvements, and acquired intangible assets, based on a relative fair value method allocating all accumulated costs.
Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts
We recognize revenue in accordance with Accounting Standards Codification, or ASC, 605, Revenue Recognition, or ASC 605. ASC 605 requires that all four of the following basic criteria be met before revenue is realized or realizable and earned: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.
In accordance with ASC 840, Leases, minimum rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). Differences between rental income recognized and amounts contractually due under the lease agreements are credited or charged to deferred rent receivable or deferred rent liability, as applicable. Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized as revenue in the period in which the related expenses are incurred. Tenant reimbursements are recognized and presented in accordance with ASC Subtopic 605-45, Revenue Recognition—Principal Agent Consideration, or ASC 605-45. ASC 605-45 requires that these reimbursements be recorded on a gross basis when we are the primary obligor with respect to purchasing goods and services from third-party suppliers, and thus, we have discretion in selecting the supplier and have credit risk.
Tenant receivables and unbilled deferred rent receivables are carried net of the allowances for uncollectible current tenant receivables and unbilled deferred rent. An allowance will be maintained for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their lease agreements. We also maintain an allowance for deferred rent receivables arising from the straight-lining of rents. Our determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, the tenant’s financial condition, security deposits, letters of credit, lease guarantees and current economic conditions and other relevant factors. No allowances for uncollectible tenant receivables were recorded as of December 31, 2016 and December 31, 2015.
Capitalization of Expenditures
The cost of operating properties includes the cost of land and completed buildings and related improvements. Expenditures that increase the service lives of properties are capitalized; the cost of maintenance and repairs are expensed as incurred. When depreciable property is retired or disposed of, the related costs and accumulated depreciation will be removed from the accounts and any gain or loss will be reflected in operations.
As part of the leasing process, we may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event we are not considered the owner of the improvements, the allowance is considered to be a lease inducement and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation include, among other things, which entity holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g., unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease. Recognition of lease revenue commences when the lessee is given possession of the leased space upon completion of tenant improvements when we are the owner of the leasehold improvements. However, when the leasehold improvements are owned by the tenant, the lease inception date is the date the tenant obtains possession of the leased space for purposes of constructing its leasehold improvements.
Income Taxes
We elected to be taxed, and currently qualify, as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code, commencing with the taxable year ended December 31, 2014. As a REIT, we are required, among other things, to distribute at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding capital gains) to our stockholders. In addition, we generally will not be subject to federal corporate income tax to the extent we distribute our taxable income to our stockholders. REITs are subject to a number of other organizational and operational requirements. Even if we maintain our qualification for taxation as a REIT, we, or our subsidiaries, may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.
Derivative Instruments and Hedging Activities
As required by ASC 815, Derivatives and Hedging, or ASC 815, the Company records all derivative instruments as assets and liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments, the income or loss is recognized in the consolidated statements of comprehensive income (loss) during the current period.
We are exposed to variability in expected future cash flows that are attributable to interest rate changes in the normal course of business. Our primary strategy in entering into derivative contracts is to add stability to future cash flows by managing our exposure to interest rate movements. We utilize derivative instruments, including interest rate swaps, to effectively convert some of our variable rate debt to fixed rate debt. We do not enter into derivative instruments for speculative purposes.
In accordance with ASC 815, we designate interest rate swap contracts as cash flow hedges of floating-rate borrowings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the income or loss on the derivative instrument is reported as a component of other comprehensive income (loss) in the consolidated statements of comprehensive income (loss) and reclassified into earnings in the same line item associated with the forecasted transaction and the same period during which the hedged transaction affects earnings. The ineffective portion of the income or loss on the derivative instrument is recognized in the consolidated statements of comprehensive income (loss) during the current period.
In accordance with the fair value measurement guidance ASU 2011-04, Fair Value Measurement, we made an accounting policy election to measure the credit risk of our derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.
Real Estate Investments in 2016 and Subsequent

•
During the year ended December 31, 2016, we, through our wholly-owned subsidiaries, acquired 15 real estate investments, consisting of 23 properties, for an aggregate purchase price of $536,683,000 and comprising of approximately 1,454,000 gross rental square feet of commercial space.

•
Subsequent to December 31, 2016 and through March 10, 2017, we, through our wholly-owned subsidiaries, acquired 1 real estate property for an aggregate purchase price of $16,174,950 and comprising of approximately 44,000 gross rental square feet of commercial space.

For a further discussion of our 2016 acquisitions, see Note 3—"Real Estate Investments" and for a further discussion on acquisitions in 2017, see Note 22—"Subsequent Events" to the consolidated financial statements that are a part of this prospectus supplement.

Factors that May Influence Results of Operations
We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally and those risks listed in Part I. Item 1A. "Risk Factors," of our Annual Report on Form 10-K, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of our properties.
Rental Income
The amount of rental income generated by our properties depends principally on our ability to maintain the occupancy rates of leased space and to lease available space at the then-existing rental rates. Negative trends in one or more of these factors could adversely affect our rental income in future periods. As of December 31, 2016, our properties were 99.6% leased.
Results of Operations
Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate properties. The following table shows the property statistics of our real estate properties as of December 31, 2016, 2015 and 2014:

	December 31,
	2016		2015	2014
Number of commercial operating real estate properties	49	(1)	28	6
Leased rentable square feet	2,972,000		1,519,000	322,000
Weighted average percentage of rentable square feet leased	99.6%		99.7%	99.7%

(1)	As of December 31, 2016, we owned 51 real estate properties, two of which were under construction.
The following table summarizes our real estate acquisition activity for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016		2015	2014
Commercial operating real estate properties acquired	21	(1)	22	6
Approximate aggregate purchase price of acquired real estate properties	$523,082,000	(1)	$374,164,000	$89,241,000
Leased rentable square feet	1,443,000		1,207,000	322,000

(1)	During the year ended December 31, 2016, we acquired 23 real estate properties, two of which were under construction. The properties under construction were purchased for $13,601,000.
The following discussion is based on our consolidated financial statements for the years December 31, 2016, 2015 and 2014.
This section describes and compares our results of operations for the years ended December 31, 2016, 2015 and 2014. We generate almost all of our net operating income from property operations. In order to evaluate our overall portfolio, management analyzes the net operating income of same store properties. We define "same store properties" as operating properties that were owned and operated for the entirety of both calendar periods being compared and exclude properties under development.
By evaluating the property net operating income of our same store properties, management is able to monitor the operations of our existing properties for comparable periods to measure the performance of our current portfolio and determine the effects of our new acquisitions on net income (loss).
Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Changes in our revenues are summarized in the following table (amounts in thousands):

	Year Ended December 31,
	2016	2015	Change

Same store rental revenue	$7,533	$7,530	$3
Non-same store rental revenue	42,158	11,453	30,705
Same store tenant reimbursement revenue	312	312	—
Non-same store tenant reimbursement revenue	6,420	1,974	4,446
Other operating income	8	17	(9)
Total revenue	$56,431	$21,286	$35,145

•
An insignificant increase in same store revenue relates to the consumer price index base rent escalation at certain same store properties. In addition, there was an increase in contractual rental revenue resulting from average annual rent escalations of 1.97% at our same store properties, which was offset by straight-line rental revenue.

•	Non-same store rental revenue increased $30.7 million due to the acquisition of 43 operating properties since January 1, 2015.

•	Non-same store tenant reimbursement revenue increased $4.4 million due to the acquisition of 43 operating properties since January 1, 2015.
Changes in our expenses are summarized in the following table (amounts in thousands):

	Year Ended December 31,
	2016	2015	Change

Same store rental expenses	$473	$492	$(19)
Non-same store rental expenses	7,691	2,344	5,347
General and administrative expenses	3,105	2,133	972
Acquisition related expenses	5,339	10,250	(4,911)
Asset management fees	4,925	1,895	3,030
Depreciation and amortization	19,211	7,053	12,158
Total expenses	$40,744	$24,167	$16,577

•	Non-same store rental expenses, certain of which are subject to reimbursement by our tenants, increased primarily due to the acquisition of 43 operating properties since January 1, 2015.

•
General and administrative expenses increased primarily due to an increase in professional and legal fees of $0.6 million, an increase in personnel costs of $0.3 million and an increase in other administrative costs of $0.1 million, in connection with our Company's growth.

•
Acquisition related expenses decreased due to a decrease in real estate properties determined to be business combinations due to the early adoption of ASU 2017-01, Business Combinations, which resulted in less acquisitions being classified as business combinations. Acquisition fees and expenses associated with transactions determined to be business combinations are expensed as incurred. During the year ended December 31, 2016, we acquired 12 real estate properties determined to be business combinations for an aggregate purchase price of $207.4 million as compared to 21 real estate properties determined to be business combinations for an aggregate purchase price of $366.4 million during the year ended December 31, 2015.

•	Asset management fees increased due to an increase in the weighted average operating assets held to $604.1 million as of December 31, 2016, as compared to $230.8 million as of December 31, 2015.

•
Depreciation and amortization increased due to an increase in the weighted average depreciable basis of operating real estate investments to $544.4 million as of December 31, 2016, as compared to $203.5 million as of December 31, 2015.

Changes in interest expense, net are summarized in the following table (amounts in thousands):

	Year Ended December 31,
	2016	2015	Change
Interest expense, net:
Interest on notes payable	$(466)	$—	$(466)
Interest on secured credit facility	(3,504)	(1,231)	(2,273)
Amortization of deferred financing costs	(1,061)	(721)	(340)
Cash deposits interest	117	66	51
Capitalized interest	524	—	524
Total interest expense, net	(4,390)	(1,886)	(2,504)
Net income (loss) attributable to common stockholders	$11,297	$(4,767)	$16,064

•	Interest on notes payable increased due to an increase in the outstanding principal balance on notes payable to $153.0 million as of December 31, 2016, as compared to $0 as of December 31, 2015.

•
Interest on secured credit facility increased due to an increase in the weighted average outstanding principal balance on the secured credit facility. The weighted average outstanding principal balance of the secured credit facility was $121.2 million as of December 31, 2016, as compared to $36.9 million as of December 31, 2015.

•
Capitalized interest increased due to an increase in the average accumulated expenditures on development properties to $11.2 million for the year ended December 31, 2016, as compared to having no development properties during the year ended December 31, 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014
Changes in our revenues are summarized in the following table (amounts in thousands):

	Year Ended December 31,
	2015	2014	Change

Non-same store rental revenue	$18,983	$296	$18,687
Non-same store tenant reimbursement revenue	2,286	41	2,245
Other operating income	17	—	17
Total revenue	$21,286	$337	$20,949

•	Non-same store rental revenue increased $18.7 million due to the acquisition of 28 operating properties since January 1, 2014 through December 31, 2015.

•	Non-same store tenant reimbursement revenue increased $2.2 million due to the acquisition of 28 operating properties since January 1, 2014 through December 31, 2015.
Changes in our expenses are summarized in the following table (amounts in thousands):

	Year Ended December 31,
	2015	2014	Change

Non-same store rental expenses	$2,836	$51	$2,785
General and administrative expenses	2,133	351	1,782
Acquisition related expenses	10,250	1,820	8,430
Asset management fees	1,895	72	1,823
Depreciation and amortization	7,053	185	6,868
Total expenses	$24,167	$2,479	$21,688

•
Non-same store rental expenses, certain of which are subject to reimbursement by our tenants, increased primarily due to the acquisition of 28 operating properties since January 1, 2014 through December 31, 2015.

•
General and administrative expenses increased primarily due to an increase in professional and legal fees of $0.9 million, an increase in personnel costs of $0.6 million and an increase in other administrative costs of $0.3 million, in connection with our Company's growth.

•
Acquisition related expenses increased due to an increase in real estate properties determined to be business combinations. Acquisition fees and expenses associated with transactions determined to be business combinations are expensed as incurred. During the year ended December 31, 2015, we acquired 21 real estate properties determined to be business combinations for an aggregate purchase price of $366.4 million as compared to five real estate properties determined to be business combinations for an aggregate purchase price of $65.2 million during the year ended December 31, 2014.

•	Asset management fees increased due to an increase in the weighted average operating assets held to $230.8 million as of December 31, 2015, as compared to $3.3 million as of December 31, 2014.

•
Depreciation and amortization increased due to an increase in the weighted average depreciable basis of operating real estate investments to $203.5 million as of December 31, 2015, as compared to $2.8 million as of December 31, 2014.

Changes in interest expense, net are summarized in the following table (amounts in thousands):

	Year Ended December 31,
	2015	2014	Change
Interest expense, net:
Interest on secured credit facility	$(1,231)	$(69)	$(1,162)
Amortization of deferred financing costs	(721)	(83)	(638)
Cash deposits interest	66	—	66
Total interest expense, net	(1,886)	(152)	(1,734)
Net income (loss) attributable to common stockholders	$(4,767)	$(2,294)	$(2,473)

•
Interest on secured credit facility increased due to an increase in the weighted average outstanding principal balance on the secured credit facility. The weighted average outstanding principal balance of the secured credit facility was $36.9 million as of December 31, 2015, and $0.2 million as of December 31, 2014.

Organization and Offering Costs
We reimburse our Advisor or its affiliates for organization and offering costs it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, dealer manager fees, distribution and servicing fees and other organization and offering costs incurred by us to exceed 15% of gross offering proceeds as of the date of the reimbursement. We expect that other organization and offering costs (other than selling commissions, dealer manager fees and distribution and servicing fees) will be approximately 1.25% of the gross offering proceeds. Since inception, our Advisor and its affiliates incurred other organization and offering costs on our behalf of approximately $12,965,000 as of December 31, 2016. As of December 31, 2016, we reimbursed our Advisor or its affiliates approximately $12,211,000 in other offering costs, we paid our Advisor or its affiliates $465,000 in other offering costs related to subscription agreements and accrued approximately $289,000 of other offering costs. As of December 31, 2016, we incurred approximately $69,185,000 in selling commissions and dealer manager fees and $6,213,000 in distribution and servicing fees to our Dealer Manager. As of December 31, 2016, we incurred other offering costs (other than selling commissions, dealer manager fees and distribution and servicing fees) of approximately $15,877,000.
When incurred, organization costs are expensed and offering costs, including selling commissions, dealer manager fees, distribution and servicing fees and other offering costs are charged to stockholders’ equity. For a further discussion of other organization and offering costs, see Note 11—"Related-Party Transactions and Arrangements" to the consolidated financial statements that are a part of this prospectus supplement.
Distributions to Stockholders
We have paid, and may continue to pay, distributions from sources other than from our cash flows from operations. For the year ended December 31, 2016, our cash flows provided by operations of approximately $25.0 million was a shortfall of approximately $15.6 million, or 38.4%, of our distributions (total distributions were approximately $40.6 million, of which $17.7 million was cash and $22.9 million was reinvested in shares of our common stock pursuant to our DRIP) during such period and such shortfall was paid from proceeds from our DRIP Offering. For the year ended December 31, 2015, our cash flows provided by operations of approximately $3.3 million was a shortfall of approximately $12.7 million, or 79.5%, of our distributions (total distributions were approximately $16.0 million, of which $6.4 million was cash and $9.6 million was reinvested in shares of our common stock pursuant to our DRIP) during such period and such shortfall was paid from proceeds from our Offering. Until we acquire additional properties or other real estate-related investments, we may not generate sufficient cash flows from operations to pay distributions. Our inability to acquire additional properties or other real estate-related investments may result in a lower return on investment than a stockholder may expect.
We do not have any limits on the sources of funding distribution payments to our stockholders. We may pay distributions from any source, such as from borrowings, the sale of assets, the sale of additional securities, advances from our advisor, our advisor’s deferral, suspension and/or waiver of its fees and expense reimbursements and offering proceeds and have no limits on the amounts we may pay from such sources. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute a stockholder's interest in us if we sell shares of our common stock to third party investors. Funding distributions from the proceeds of our Offering will result in us having less funds available for acquiring properties or real estate-related investments. Our inability to acquire additional properties or real estate-related investments may have a negative effect on our ability to generate sufficient cash flow from operations to pay distributions. As a result, the return investors may realize on their investment may be reduced and investors who invest in us before we generate significant cash flow may realize a lower rate of return than later investors. Payment of distributions from any of the mentioned sources could restrict our ability to generate sufficient cash flow from operations, affect our profitability and/or affect the distributions payable upon a liquidity event, any or all of which may have an adverse effect on an investment in us.
For federal income tax purposes, distributions to common stockholders are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. To the extent that we make a distribution in excess of our current or accumulated earnings and profits, the distribution will be a nontaxable return of capital, reducing the tax basis in each U.S. stockholder’s shares. Further, the amount of distributions in excess of a U.S. stockholder’s tax basis in such shares will be taxable as a gain realized from the sale of those shares.
The following table shows the character of distributions we paid on a percentage basis during the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
Character of Class A Distributions:	2016	2015	2014
Ordinary dividends	34.23%	33.81%	—%
Nontaxable distributions	65.77%	66.19%	100.00%
Total	100.00%	100.00%	100.00%

	Year Ended December 31,
Character of Class T Distributions:	2016	2015	2014
Ordinary dividends	23.07%	—%	—%
Nontaxable distributions	76.93%	—%	—%
Total	100.00%	—%	—%
Share Repurchase Program
We have approved a share repurchase program that allows for repurchases of shares of our common stock when certain criteria are met. The share repurchase program provides that all repurchases during any calendar year, including those redeemable upon death or a Qualifying Disability of a stockholder, are limited to 5% of the number of shares of our common stock outstanding on December 31st of the previous calendar year and to those that can be funded with reinvestments pursuant to our DRIP Offering during the prior calendar year and other operating funds, if any, as the board of directors, in its sole discretion, may reserve for this purpose.
Repurchases of shares of the Company’s common stock are at the sole discretion of our board of directors. In addition, our board of directors, in its sole discretion, may amend, suspend, reduce, terminate or otherwise change the share repurchase program upon 30 days’ prior notice to our stockholders for any reason it deems appropriate. During the year ended December 31, 2016, we received valid repurchase requests related to approximately 333,194 Class A shares of common stock, all of which were repurchased in full for an aggregate purchase price of approximately $3,114,000 (an average of $9.35 per share). No shares of Class T common stock were requested to be, or were, repurchased during the year ended December 31, 2016.

Inflation
We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in certain of our leases with tenants that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include scheduled increases in contractual base rent receipts, reimbursement billings for operating expenses, pass-through charges and real estate tax and insurance reimbursements. However, due to the long-term nature of our leases, among other factors, the leases may not reset frequently enough to adequately offset the effects of inflation.
Liquidity and Capital Resources
Our principal demands for funds are for acquisitions of real estate and real estate-related investments, to pay operating expenses and interest on our current and future indebtedness and to pay distributions to our stockholders. Our sources of funds are primarily the net proceeds of our Offering, funds equal to amounts reinvested in the DRIP, operating cash flows, the secured credit facility and other borrowings. In addition, we require resources to make certain payments to our Advisor and our Dealer Manager, which, during our Offering, include payments to our Advisor and its affiliates for reimbursement of other organization and offering expenses and other costs incurred on our behalf, and payments to our Dealer Manager and its affiliates for selling commissions, dealer manager fees, distribution and servicing fees, and offering expenses.
Generally, cash needs for items other than acquisitions of real estate and real estate-related investments are met from operations, borrowings, and the net proceeds of our Offering. However, there may be a delay between the sale of shares of our common stock and our investments in real estate, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations.
Our Advisor evaluates potential additional investments and engages in negotiations with real estate sellers, developers, brokers, investment managers, lenders and others on our behalf. Until we invest all of the proceeds of our Offering in properties and real estate-related investments, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn significant returns, and we cannot predict how long it will take to fully invest the proceeds in properties and real estate-related investments. The number of properties we acquire and other investments we make will depend upon the number of shares sold in our Offering and the resulting amount of net proceeds available for investment.
When we acquire a property, our Advisor prepares a capital plan that contemplates the estimated capital needs of that investment. In addition to operating expenses, capital needs may also include costs of refurbishment, tenant improvements or other major capital expenditures. The capital plan also sets forth the anticipated sources of the necessary capital, which may include a line of credit or other loans established with respect to the investment, operating cash generated by the investment, additional equity investments from us or joint venture partners or, when necessary, capital reserves. Any capital reserves would be established from the net proceeds of our Offering, proceeds from sales of other investments, operating cash generated by other investments or other cash on hand. In some cases, a lender may require us to establish capital reserves for a particular investment. The capital plan for each investment will be adjusted through ongoing, regular reviews of our portfolio or as necessary to respond to unanticipated additional capital needs.
Short-term Liquidity and Capital Resources
On a short-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related notes and investments and payments of tenant improvements, acquisition related costs, operating expenses, distributions, and interest and principal payments on current and future debt financings. We expect to meet our short-term liquidity requirements through net cash flows provided by operations, net proceeds from our Offering, borrowings on the secured credit facility, as well as secured and unsecured borrowings from banks and other lenders to finance our expected future acquisitions.
Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related investments and payments of tenant improvements, acquisition related costs, operating expenses, distributions and repurchases to stockholders, and interest and principal payments on current and future indebtedness. We expect to meet our long-term liquidity requirements through proceeds from cash flow from operations, borrowings on the secured credit facility, proceeds from secured or unsecured borrowings from banks or other lenders, proceeds from our Offering and funds equal to amounts reinvested in the DRIP.
We expect that substantially all cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures; however, we have used, and may continue to use other sources to fund distributions, as necessary, such as, proceeds from our Offering, borrowings on the secured credit facility and/or future borrowings on unencumbered assets. To the extent cash flows from operations are lower due to fewer properties being acquired or lower-than-expected returns on the properties held, distributions paid to stockholders may be lower. We expect that substantially all net cash flows from our Offering or debt financings will be used to fund acquisitions, certain capital expenditures identified at acquisition, repayments of outstanding debt or distributions to our stockholders in excess of cash flows from operations.
Capital Expenditures
We will require approximately $41.8 million in expenditures for capital improvements over the next 12 months. We cannot provide assurances, however, that actual expenditures will not exceed these estimated expenditure levels. As of December 31, 2016, we had $6.4 million of restricted cash in escrow reserve accounts for such capital expenditures. In addition, as of December 31, 2016, we had approximately $50.4 million in cash and cash equivalents. For the year ended December 31, 2016, we had capital expenditures of $8.3 million that primarily related to three healthcare real estate investments.
Credit Facility
As of December 31, 2016, the maximum commitments available under the secured credit facility were $425,000,000, consisting of a $325,000,000 revolving line of credit, with a maturity date of December 22, 2018, subject to our Operating Partnership's right to two, 12-month extension periods, and a $100,000,000 term loan, with a maturity date of December 22, 2019, subject to our Operating Partnership's right to one, 12-month extension.
The proceeds of loans made under the secured credit facility may be used to finance the acquisition of real estate investments, for tenant improvements and leasing commissions with respect to real estate, for repayment of indebtedness, for capital expenditures with respect to real estate and for general corporate and working capital purposes. The secured credit facility can be increased to $550,000,000, subject to certain conditions. See Note 10—"Credit Facility" to the consolidated financial statements that are part of this prospectus supplement.
The annual interest rate payable under the secured credit facility is, at our Operating Partnership’s option, either: (a) the London Interbank Offered Rate, or the LIBOR, plus an applicable margin ranging from 2.00% to 2.65%, which is determined based on the overall leverage of our Operating Partnership or (b) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day plus an applicable margin ranging from 1.00% to 1.65% which is determined based on the overall leverage of our Operating Partnership. In addition to interest, our Operating Partnership is required to pay a fee on the unused portion of the lenders’ commitments under the secured credit facility at a per annum rate equal to 0.30% if the average daily amount outstanding under the secured credit facility is less than 50% of the lenders’ commitments or 0.20% if the average daily amount outstanding under the secured credit facility is greater than 50% of the lenders’ commitments, and the unused fee is payable quarterly in arrears. As of December 31, 2016, the weighted average interest rate was 2.66%.
The actual amount of credit available under the secured credit facility is a function of certain loan-to-cost, loan-to-value and debt service coverage ratios contained in the secured credit facility agreement. The amount of credit available under the secured credit facility will be a maximum principal amount of the value of the assets that are included in the pool availability. The obligations of our Operating Partnership with respect to the secured credit facility agreement are guaranteed by us, including but not limited to, the payment of any outstanding indebtedness under the secured credit facility agreement, and all terms, conditions and covenants of the secured credit facility agreement.
The secured credit facility agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt by our Operating Partnership and its subsidiaries that own properties that serve as collateral for our secured credit facility, limitations on the nature of our Operating Partnership's business, and limitations on distributions by us, our Operating Partnership and its subsidiaries. The secured credit facility agreement imposes the following financial covenants, which are specifically defined in the secured credit facility agreement, on our Operating Partnership: (a) maximum ratio of indebtedness to gross asset value; (b) minimum ratio of adjusted consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges; (c) minimum tangible net worth; (d) minimum liquidity thresholds; (e) minimum quarterly equity raise; (f) minimum weighted average remaining lease term of properties in the collateral pool; and (g) minimum number of properties in the collateral pool. In addition, the secured credit facility agreement includes events of default that are customary for credit facilities and transactions of this type. We were in compliance with all financial covenant requirements at December 31, 2016.
As of December 31, 2016, we had a total pool availability under the secured credit facility of $279,358,000 and an aggregate outstanding principal balance of $220,000,000. As of December 31, 2016, $59,358,000 remained available to be drawn on the secured credit facility.
Financing
We anticipate that our aggregate borrowings, both secured and unsecured, will not exceed 50.0% of the combined cost or fair market value of our real estate and real estate-related investments following completion of our Offering. For these purposes, the fair market value of each asset is equal to the purchase price paid for the asset or, if the asset was appraised subsequent to the date of purchase, then the fair market value will be equal to the value reported in the most recent independent appraisal of the asset. Our policies do not limit the amount we may borrow with respect to any individual investment. As of December 31, 2016, our borrowings were 35.0% of the fair market value of our real estate investments.
Under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300.0% of our net assets, without the approval of a majority of our independent directors. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles) valued at cost prior to deducting depreciation, amortization, bad debt and other non-cash reserves, less total liabilities. Generally, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. In addition, we may incur mortgage debt and pledge some or all of our properties as security for that debt to obtain funds to acquire additional real properties or for working capital. We may also borrow funds to satisfy the REIT tax qualification requirement that we distribute at least 90.0% of our annual REIT taxable income to our stockholders. Furthermore, we may borrow if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes. As of December 31, 2016, our leverage did not exceed 300.0% of the value of our net assets.
Notes Payable
For a discussion of our notes payable, see Note 9—"Notes Payable" to the consolidated financial statements that are a part of this prospectus supplement.
Cash Flows
Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

	Year Ended December 31,
(in thousands)	2016	2015	Change
Net cash provided by operating activities	$24,970	$3,290	$21,680
Net cash used in investing activities	$546,038	$374,533	$171,505
Net cash provided by financing activities	$540,252	$398,811	$141,441
Operating Activities

•
Net cash provided by operating activities increased due to annual rental increases at our same store properties and the acquisition of our new operating properties, partially offset by increased operating expenses.

Investing Activities

•
Net cash used in investing activities increased primarily due to an increase in investments in real estate of $161.3 million, an increase in capital expenditures of $7.0 million and an increase in escrow funds, net, of $3.4 million, offset by a decrease in real estate deposits, net, of $0.2 million.

Financing Activities

•
Net cash provided by financing activities increased primarily due to an increase in proceeds from notes payable of $153.0 million, a net increase in proceeds from the secured credit facility of $77.5 million and a decrease in offering costs related to the issuance of common stock of $16.0 million, offset by a decrease in proceeds from the issuance of common stock of $86.6 million, an increase in distributions to our stockholders of $11.3 million, an increase in repurchases of our common stock of $2.8 million, an increase in deferred financing costs of $2.4 million and an increase in escrow funds, net of $2.0 million.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

	Year Ended December 31,
(in thousands)	2015	2014	Change
Net cash provided by (used in) operating activities	$3,290	$(1,705)	$4,995
Net cash used in investing activities	$374,533	$92,513	$282,020
Net cash provided by financing activities	$398,811	$97,712	$301,099
Operating Activities

•	Net cash provided by operating activities increased primarily due to the acquisition of our new operating properties, partially offset by increased operating expenses.

Investing Activities

•
Net cash used in investing activities increased primarily due to an increase in investments in real estate of $284.9 million and an increase in capital expenditures of $1.3 million, offset by a decrease in escrow funds, net, of $3.9 million and a decrease in real estate deposits, net, of $0.3 million.

Financing Activities

•
Net cash provided by financing activities increased primarily due to an increase in proceeds from the issuance of common stock of $331.4 million, a net increase in proceeds from the secured credit facility of $15.0 million, offset by an increase in offering costs related to the issuance of common stock of $38.8 million, an increase in distributions to our stockholders of $6.2 million and in increase in repurchases of our common stock of $0.3 million.

Distributions
The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including our funds available for distribution, financial condition, capital expenditure requirements and the annual distribution requirements needed to maintain our status as a REIT under the Code. Our board of directors must authorize each distribution and may, in the future, authorize lower amounts of distributions or not authorize additional distributions and, therefore, distribution payments are not guaranteed. Our Advisor may also defer, suspend and/or waive fees and expense reimbursements if we have not generated sufficient cash flow from our operations and other sources to fund distributions. Additionally, our organizational documents permit us to pay distributions from unlimited amounts of any source, and we may use sources other than operating cash flows to fund distributions, including proceeds from our Offering, which may reduce the amount of capital we ultimately invest in properties or other permitted investments.
We have funded distributions with operating cash flows from our properties, proceeds raised in our Offering and reinvestments pursuant to the DRIP. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders. The following table shows distributions paid during the years ended December 31, 2016 and 2015 (amounts in thousands):

	Year Ended December 31,
	2016		2015
Distributions paid in cash - common stockholders	$17,659		$6,379
Distributions reinvested (shares issued)	22,889		9,643
Total distributions	$40,548		$16,022
Source of distributions:
Cash flows provided by operations (1)	$17,659	44%	$3,290	21%
Offering proceeds from issuance of common stock (1)	—	—%	3,089	19%
Offering proceeds from issuance of common stock pursuant to the DRIP (1)	22,889	56%	9,643	60%
Total sources	$40,548	100%	$16,022	100%

(1)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.
Total distributions declared but not paid on Class A shares and Class T shares as of December 31, 2016 were approximately $4.3 million for common stockholders. These distributions were paid on January 3, 2017.
For the year ended December 31, 2016, we declared and paid distributions of approximately $40.6 million to Class A stockholders and Class T stockholders, including shares issued pursuant to the DRIP, as compared to FFO (as defined below) for the year ended December 31, 2016 of approximately $30.5 million. The payment of distributions from sources other than FFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.
For a discussion of distributions paid subsequent to December 31, 2016, see Note 22—"Subsequent Events" to the consolidated financial statements included in this prospectus supplement.
Commitments and Contingencies
For a discussion of our commitments and contingencies, see Note 19—"Commitment and Contingencies" to the consolidated financial statements that are a part of this prospectus supplement.

Debt Service Requirements
One of our principal liquidity needs is the payment of principal and interest on outstanding indebtedness. As of December 31, 2016, we had $153.0 million in notes payable outstanding principal and $220.0 million outstanding principal under the secured credit facility. We are required by the terms of certain loan documents to meet certain covenants, such as financial ratios and reporting requirements. As of December 31, 2016, we were in compliance with all such covenants and requirements on our mortgage loans payable and the secured credit facility.
In addition, during the year ended December 31, 2016, we entered into five derivative instruments for the purpose of managing or hedging our interest rate risk. The aggregate notional amount under these derivative instruments is $96.5 million. We have agreements with each derivative counterparty that contain cross-default provisions, whereby if we default on certain of our unsecured indebtedness, then we could also be declared in default on our derivative obligations, resulting in an acceleration of payment thereunder. As of December 31, 2016, we were in compliance with all such cross-default provisions.
Contractual Obligations
As of December 31, 2016, we had approximately $373.0 million of principal debt outstanding, of which $153.0 million related to notes payable and $220.0 million related to the secured credit facility. See Note 9—"Notes Payable" and Note 10—"Credit Facility" to the consolidated financial statements that are a part of this prospectus supplement for certain terms of the debt outstanding.
Our contractual obligations as of December 31, 2016 were as follows (amounts in thousands):

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Principal payments—fixed rate debt	$—	$—	$51,000	$—	$51,000
Interest payments—fixed rate debt	2,363	4,726	4,733	—	11,822
Principal payments—variable rate debt fixed through interest rate swap (1)	—	25,698	70,842	—	96,540
Interest payments—variable rate debt fixed through interest rate swap (2)	3,715	7,680	6,006	—	17,401
Principal payments—variable rate debt	—	195,321	30,129	—	225,450
Interest payments—variable rate debt (3)	6,557	10,076	2,943	—	19,576
Capital expenditures	41,753	—	—	—	41,753
Ground lease payments	94	214	205	1,574	2,087
Total	$54,482	$243,715	$165,858	$1,574	$465,629

(1)	As of December 31, 2016, we had $96.5 million outstanding principal on notes payable and borrowings under the secured credit facility that were fixed through the use of interest rate swap agreements.

(2)	We used the fixed rates under our interest rate swap agreements as of December 31, 2016 to calculate the debt payment obligations in future periods.

(3)	We used LIBOR plus the applicable margin under our variable rate debt agreement as of December 31, 2016 to calculate the debt payment obligations in future periods.
Off-Balance Sheet Arrangements
As of December 31, 2016, we had no off-balance sheet arrangements.
Related-Party Transactions and Arrangements
We have entered into agreements with our Advisor and its affiliates whereby we agree to pay certain fees to, or reimburse certain expenses of, our Advisor or its affiliates for acquisition fees and expenses, organization and offering expenses, asset and property management fees and reimbursement of operating costs. Refer to Note 11—"Related-Party Transactions and Arrangements" to our consolidated financial statements that are a part of this prospectus supplement for a detailed discussion of the various related-party transactions and agreements.
On October 17, 2016, we entered into the fourth amendment to the dealer manager agreement with our Advisor and Dealer Manager to, among other things, obligate our Advisor to pay certain amounts to our Dealer Manager in connection with volume discount purchases. More specifically, with respect to sales of Class T shares of $2,000,000 or above to a qualifying purchaser (as defined in our prospectus), our Advisor will pay, without reimbursement from us, our Dealer Manager an amount equal to 1.0% of the gross offering proceeds of each purchase, in addition to the applicable dealer manager fee payable by us to our Dealer Manager. Further, with respect to sales of Class T shares of $5,000,000 or above to a qualifying purchaser (as defined in our prospectus), our Advisor will pay our Dealer Manager an additional amount equal to 1.0% of the gross offering proceeds of each purchase.
On February 9, 2017, we entered into the fifth amendment to the dealer manager agreement with our Advisor and Dealer Manager to incorporate the terms of Class I shares. Pursuant to such fifth amendment, our Dealer Manager may receive a dealer manager fee in an amount equal to up to 2.0% of the gross offering proceeds from the sale of Class I shares, of which 1.0% will be funded by the Advisor without reimbursement from us. Our Dealer Manager will not be entitled to receive selling commissions or distribution and servicing fees with respect to Class I shares and will not receive a dealer manager fee with respect to Class I shares sold pursuant to the DRIP.
Funds from Operations and Modified Funds from Operations
One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. The purchase of real estate assets and real estate-related investments, and the corresponding expenses associated with that process, is a key operational feature of our business plan in order to generate cash from operations. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which we believe is an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income (loss) as determined under GAAP.
We define FFO, consistent with NAREIT’s definition, as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property and asset impairment write-downs, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnership and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.
We, along with others in the real estate industry, consider FFO to be an appropriate supplemental measure of a REIT’s operating performance because it is based on a net income (loss) analysis of property portfolio performance that excludes non-cash items such as depreciation and amortization and asset impairment write-downs, which we believe provides a more complete understanding of our performance to investors and to our management, and when compared year over year, reflects the impact on our operations from trends in occupancy.
Historical accounting convention (in accordance with GAAP) for real estate assets requires companies to report its investment in real estate at its carrying value, which consists of capitalizing the cost of acquisitions, development, construction, improvements and significant replacements, less depreciation and amortization and asset impairment write-downs, if any, which is not necessarily equivalent to the fair market value of its investment in real estate assets.
The historical accounting convention requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, which could be the case if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since the fair value of real estate assets historically rises and falls with market conditions including, but not limited to, inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation could be less informative.
In addition, we believe it is appropriate to disregard asset impairment write-downs as they are a non-cash adjustment to recognize losses on prospective sales of real estate assets. Since losses from sales of real estate assets are excluded from FFO, we believe it is appropriate that asset impairment write-downs in advancement of realization of losses should be excluded. Impairment write-downs are based on negative market fluctuations and underlying assessments of general market conditions, which are independent of our operating performance, including, but not limited to, a significant adverse change in the financial condition of our tenants, changes in supply and demand for similar or competing properties, changes in tax, real estate, environmental and zoning law, which can change over time. When indicators of potential impairment suggest that the carrying value of real estate and related assets may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the asset through undiscounted future cash flows and eventual disposition (including, but not limited to, net rental and lease revenues, net proceeds on the sale of property and any other ancillary cash flows at a property or group level under GAAP). If based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate asset, we will record an impairment write-down to the extent that the carrying value exceeds the estimated fair value of the real estate asset. Testing for indicators of impairment is a continuous process and is analyzed on a quarterly basis. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and that we intend to have a relatively limited term of our operations, it could be difficult to recover any impairment charges through the eventual sale of the property. No impairment losses have been recorded to date.
In developing estimates of expected future cash flow, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an asset impairment, the extent of such loss, if any, as well as the carrying value of the real estate asset.
Publicly registered, non-listed REITs, such as us, typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operations. While other start up entities may also experience significant acquisition activity during their initial years, we believe that publicly registered, non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. We will use the proceeds raised in our offering to acquire real estate assets and real estate-related investments, and we intend to begin the process of achieving a liquidity event (i.e., listing of our shares of common stock on a national securities exchange, a merger or sale, the sale of all or substantially all of our assets, or another similar transaction) within five to seven years after the completion of our offering stage, which is generally comparable to other publicly registered, non-listed REITs. Thus, we do not intend to continuously purchase real estate assets and intend to have a limited life. Due to these factors and other unique features of publicly registered, non-listed REITS, the Investment Program Association, or the IPA, an industry trade group, has standardized a measure known as modified funds from operations, or MFFO, which we believe to be another appropriate supplemental measure to reflect the operating performance of a publicly registered, non-listed REIT. MFFO is a metric used by management to evaluate sustainable performance and dividend policy. MFFO is not equivalent to our net income (loss) as determined under GAAP.
We define MFFO, a non-GAAP measure, consistent with the IPA’s definition: FFO further adjusted for the following items included in the determination of GAAP net income (loss); acquisition fees and expenses; amounts related to straight-line rental income and amortization of above and below intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income (loss); nonrecurring gains or losses included in net income (loss) from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, adjustments related to contingent purchase price obligations where such adjustments have been included in the derivation of GAAP net income (loss), and after adjustments for a consolidated and unconsolidated partnership and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA’s Practice Guideline, described above. In calculating MFFO, we exclude paid and accrued acquisition fees and expenses that are reported in our consolidated statements of comprehensive income (loss), amortization of above and below-market leases, amounts related to straight-line rents (which are adjusted in order to reflect such payments from a GAAP accrual basis to closer to an expected to be received cash basis of disclosing the rent and lease payments) and ineffectiveness of interest rate swap. The other adjustments included in the IPA’s guidelines are not applicable to us.
Since MFFO excludes acquisition fees and expenses, it should not be construed as a historic performance measure. Acquisition fees and expenses are paid in cash by us, and we have not set aside or put into escrow any specific amount of proceeds from our offerings to be used to fund acquisition fees and expenses. Acquisition fees and expenses include payments to our Advisor or its affiliates and third parties. Such fees and expenses will not be reimbursed by our Advisor or its affiliates and third parties, and therefore if there are no further proceeds from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties, or from ancillary cash flows. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds. Nevertheless, our Advisor or its affiliates will not accrue any claim on our assets if acquisition fees and expenses are not paid from the proceeds of our offerings. Under GAAP, acquisition fees and expenses related to the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of comprehensive income (loss) and acquisition fees and expenses associated with transactions determined to be an asset purchase are capitalized.
All paid and accrued acquisition fees and expenses have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the real estate asset, these fees and expenses and other costs related to such property. In addition, MFFO may not be an indicator of our operating performance, especially during periods in which properties are being acquired.
In addition, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income (loss) in determining cash flows from operations in accordance with GAAP.
We use MFFO and the adjustments used to calculate it in order to evaluate our performance against other publicly registered, non-listed REITs, which intend to have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to publicly registered, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence the use of such measures may be useful to investors. For example, acquisition fees and expenses are intended to be funded from the proceeds of our offering and other financing sources and not from operations. By excluding acquisition fees and expenses, the use of MFFO provides information consistent with management’s analysis of the operating performance of its real estate assets. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such charges that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.
Presentation of this information is intended to assist management and investors in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) as an indication of our performance, as an indication of our liquidity, or indicative of funds available for our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other measurements as an indication of our performance. MFFO has limitations as a performance measure. However, it may be useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value since impairment write-downs are taken into account in determining net asset value but not in determining MFFO.
FFO and MFFO, as described above, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income (loss) or in its applicability in evaluating our operational performance. The method used to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operation performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO. MFFO has not been scrutinized to the level of other similar non-GAAP performance measures by the SEC or any other regulatory body.

The following is a reconciliation of net income (loss) attributable to common stockholders, which is the most directly comparable GAAP financial measure, to FFO and MFFO for the years ended December 31, 2016, 2015 and 2014 (amounts in thousands, except share data and per share amounts):

	Year Ended December 31,
	2016	2015	2014
Net income (loss) attributable to common stockholders	$11,297	$(4,767)	$(2,294)
Adjustments:
Depreciation and amortization	19,211	7,053	185
FFO attributable to common stockholders	$30,508	$2,286	$(2,109)
Adjustments:
Acquisition related expenses (1)	$5,339	$10,250	$1,820
Amortization of intangible assets and liabilities (2)	(500)	(72)	6
Straight-line rents (3)	(6,263)	(2,449)	(13)
Ineffectiveness of interest rate swaps	(144)	—	—
MFFO attributable to common stockholders	$28,940	$10,015	$(296)
Weighted average common shares outstanding - basic	66,991,294	28,658,495	1,233,715
Weighted average common shares outstanding - diluted	67,007,124	28,658,495	1,233,715
Net income (loss) per common share - basic	$0.17	$(0.17)	$(1.86)
Net income (loss) per common share - diluted	$0.17	$(0.17)	$(1.86)
FFO per common share - basic	$0.46	$0.08	$(1.71)
FFO per common share - diluted	$0.46	$0.08	$(1.71)

(1)
In evaluating investments in real estate assets, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for publicly registered, non-listed REITs that have completed their acquisitions activities and have other similar operating characteristics. By excluding expensed acquisition related expenses, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments in cash to our Advisor and third parties. Acquisition fees and expenses incurred in a business combination, under GAAP, are considered operating expenses and as expenses are included in the determination of net income (loss), which is a performance measure under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.

(2)
Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges related to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

(3)
Under GAAP, rental revenue is recognized on a straight-line basis over the terms of the related lease (including rent holidays if applicable). This may result in income recognition that is significantly different than the underlying contract terms. By adjusting for the change in deferred rent receivables, MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the expected contractual cash flows of such lease terms, and aligns with our analysis of operating performance.

The following is a reconciliation of net loss attributable to common stockholders, which is the most directly comparable GAAP financial measure, to FFO and MFFO for the following quarterly periods (amounts in thousands, except share data and per share amounts):

	Quarter Ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Net income attributable to common stockholders	$5,346	$2,508	$1,833	$1,610
Adjustments:
Depreciation and amortization	6,263	4,782	4,300	3,866
FFO attributable to common stockholders	$11,609	$7,290	$6,133	$5,476
Adjustments:
Acquisition related expenses (1)	$(93)	$1,821	$1,946	$1,665
Amortization of intangible assets and liabilities (2)	(125)	(126)	(124)	(125)
Straight-line rents (3)	(1,919)	(1,645)	(1,533)	(1,166)
Ineffectiveness of interest rate swaps	(95)	(71)	22	—
MFFO attributable to common stockholders	$9,377	$7,269	$6,444	$5,850
Weighted average common shares outstanding - basic	78,728,400	71,852,230	63,514,780	53,666,785
Weighted average common shares outstanding - diluted	78,742,067	71,866,949	63,530,999	53,679,723
Net income per common share - basic	$0.07	$0.03	$0.03	$0.03
Net income per common share - diluted	$0.07	$0.03	$0.03	$0.03
FFO per common share - basic	$0.15	$0.10	$0.10	$0.10
FFO per common share - diluted	$0.15	$0.10	$0.10	$0.10

(1)
In evaluating investments in real estate assets, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for publicly registered, non-listed REITs that have completed their acquisitions activities and have other similar operating characteristics. By excluding expensed acquisition related expenses, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments in cash to our Advisor and third parties. Acquisition fees and expenses incurred in a business combination, under GAAP, are considered operating expenses and as expenses are included in the determination of net income (loss), which is a performance measure under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.

(2)
Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges related to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

(3)
Under GAAP, rental revenue is recognized on a straight-line basis over the terms of the related lease (including rent holidays if applicable). This may result in income recognition that is significantly different than the underlying contract terms. By adjusting for the change in deferred rent receivables, MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the expected contractual cash flows of such lease terms, and aligns with our analysis of operating performance.

Subsequent Events
For a discussion of subsequent events, see Note 22—"Subsequent Events" to the consolidated financial statements that are a part of this prospectus supplement.

Impact of Recent Accounting Pronouncements
Refer to Note 2—“Summary of Significant Accounting Policies” to the consolidated financial statements that are a part of this prospectus supplement for further explanation.
Company's Updated Financial Information
The following financial pages are from the financial pages of our Annual Report on Form 10-K, which was filed with the SEC on March 16, 2017.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
OF CARTER VALIDUS MISSION CRITICAL REIT II, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Carter Validus Mission Critical REIT II, Inc.:

We have audited the accompanying consolidated balance sheets of Carter Validus Mission Critical REIT II, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2016. In connection with our audits of the consolidated financial statements, we have also audited financial statement schedule III. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carter Validus Mission Critical REIT II, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three‑year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/KPMG LLP
Tampa, Florida
March 16, 2017
Certified Public Accountants

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2016	December 31, 2015
ASSETS
Real estate:
Land	$154,385	$48,882
Buildings and improvements, less accumulated depreciation of $18,521 and $5,262, respectively	722,492	361,632
Construction in progress	20,123	—
Total real estate, net	897,000	410,514
Cash and cash equivalents	50,446	31,262
Acquired intangible assets, less accumulated amortization of $7,995 and $2,007, respectively	98,053	54,633
Other assets	24,539	10,218
Total assets	$1,070,038	$506,627
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable, net of deferred financing costs of $1,945	$151,045	$—
Credit facility, net of deferred financing costs of $876 and $103, respectively	219,124	89,897
Accounts payable due to affiliates	7,384	741
Accounts payable and other liabilities	17,184	8,244
Intangible lease liabilities, less accumulated amortization of $634 and $98, respectively	6,873	7,409
Total liabilities	401,610	106,291
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 100,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value per share, 500,000,000 shares authorized; 83,109,025 and 48,488,734 shares issued, respectively; 82,744,288 and 48,457,191 shares outstanding, respectively	827	485
Additional paid-in capital	723,859	425,910
Accumulated distributions in excess of earnings	(57,100)	(26,061)
Accumulated other comprehensive income	840	—
Total stockholders’ equity	668,426	400,334
Noncontrolling interests	2	2
Total equity	668,428	400,336
Total liabilities and stockholders’ equity	$1,070,038	$506,627
The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data and per share amounts)

	Year Ended December 31,
	2016	2015	2014
Revenue:
Rental revenue	$49,699	$19,000	$296
Tenant reimbursement revenue	6,732	2,286	41
Total revenue	56,431	21,286	337
Expenses:
Rental expenses	8,164	2,836	51
General and administrative expenses	3,105	2,133	351
Acquisition related expenses	5,339	10,250	1,820
Asset management fees	4,925	1,895	72
Depreciation and amortization	19,211	7,053	185
Total expenses	40,744	24,167	2,479
Income (loss) from operations	15,687	(2,881)	(2,142)
Interest expense, net	4,390	1,886	152
Net income (loss) attributable to common stockholders	$11,297	$(4,767)	$(2,294)
Other comprehensive income:
Unrealized income on interest rate swaps, net	$840	$—	$—
Other comprehensive income attributable to common stockholders	840	—	—
Comprehensive income (loss) attributable to common stockholders	$12,137	$(4,767)	$(2,294)
Weighted average number of common shares outstanding:
Basic	66,991,294	28,658,495	1,233,715
Diluted	67,007,124	28,658,495	1,233,715
Net income (loss) per common share attributable to common stockholders:
Basic	$0.17	$(0.17)	$(1.86)
Diluted	$0.17	$(0.17)	$(1.86)
The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands, except for share data)

	Common Stock
	No. of Shares	Par Value	Additional Paid in Capital	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2013	20,000	$—	$200	$—	$—	$200	$—	$200
Issuance of common stock	7,062,137	71	69,963	—	—	70,034	—	70,034
Issuance of common stock under the distribution reinvestment plan	28,364	—	270	—	—	270	—	270
Vesting of restricted common stock	—	—	11	—	—	11	—	11
Contributions from noncontrolling interests	—	—	—	—	—	—	2	2
Commissions on sale of common stock and related dealer manager fees	—	—	(6,476)	—	—	(6,476)	—	(6,476)
Other offering costs	—	—	(3,887)	—	—	(3,887)	—	(3,887)
Distributions declared to common stockholders	—	—	—	(755)	—	(755)	—	(755)
Net loss	—	—	—	(2,294)	—	(2,294)	—	(2,294)
Balance, December 31, 2014	7,110,501	$71	$60,081	$(3,049)	$—	$57,103	$2	$57,105
Issuance of common stock	40,361,130	404	401,007	—	—	401,411	—	401,411
Issuance of common stock under the distribution reinvestment plan	1,014,853	10	9,633	—	—	9,643	—	9,643
Vesting of restricted common stock	2,250	—	34	—	—	34	—	34
Commissions on sale of common stock and related dealer manager fees	—	—	(38,163)	—	—	(38,163)	—	(38,163)
Other offering costs	—	—	(6,371)	—	—	(6,371)	—	(6,371)
Repurchase of common stock	(31,543)	—	(311)	—	—	(311)	—	(311)
Distributions declared to common stockholders	—	—	—	(18,245)	—	(18,245)	—	(18,245)
Net loss	—	—	—	(4,767)	—	(4,767)	—	(4,767)
Balance, December 31, 2015	48,457,191	$485	$425,910	$(26,061)	$—	$400,334	$2	$400,336
Issuance of common stock	32,201,892	321	314,515	—	—	314,836	—	314,836
Issuance of common stock under the distribution reinvestment plan	2,413,899	24	22,865	—	—	22,889	—	22,889
Vesting of restricted common stock	4,500	—	58	—	—	58	—	58
Commissions on sale of common stock and related dealer manager fees	—	—	(24,546)	—	—	(24,546)	—	(24,546)
Distribution and servicing fees	—	—	(6,213)	—	—	(6,213)	—	(6,213)
Other offering costs	—	—	(5,619)	—	—	(5,619)	—	(5,619)
Repurchase of common stock	(333,194)	(3)	(3,111)	—	—	(3,114)	—	(3,114)
Distributions declared to common stockholders	—	—	—	(42,336)	—	(42,336)	—	(42,336)
Other comprehensive income	—	—	—	—	840	840	—	840
Net income	—	—	—	11,297	—	11,297	—	11,297
Balance, December 31, 2016	82,744,288	$827	$723,859	$(57,100)	$840	$668,426	$2	$668,428
The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net income (loss)	$11,297	$(4,767)	$(2,294)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	19,211	7,053	185
Amortization of deferred financing costs	1,061	721	83
Amortization of above-market leases	36	26	6
Amortization of intangible lease liabilities	(536)	(98)	—
Straight-line rent	(6,263)	(2,449)	(13)
Stock-based compensation	58	34	11
Ineffectiveness of interest rate swaps	(144)	—	—
Changes in operating assets and liabilities:
Accounts payable and other liabilities	1,307	4,915	303
Accounts payable due to affiliates	531	389	102
Other assets	(1,588)	(2,534)	(88)
Net cash provided by (used in) operating activities	24,970	3,290	(1,705)
Cash flows from investing activities:
Investment in real estate	(535,447)	(374,164)	(89,241)
Capital expenditures	(8,253)	(1,289)	—
Escrow funds, net	(2,491)	995	(2,922)
Real estate deposits, net	153	(75)	(350)
Net cash used in investing activities	(546,038)	(374,533)	(92,513)
Cash flows from financing activities:
Proceeds from issuance of common stock	314,836	401,411	70,034
Proceeds from notes payable	152,990	—	—
Proceeds from credit facility	240,000	92,000	40,393
Payments on credit facility	(110,000)	(39,500)	(2,893)
Proceeds from noncontrolling interests	—	—	2
Payments of deferred financing costs	(4,133)	(1,799)	(1,825)
Repurchases of common stock	(3,114)	(311)	—
Offering costs on issuance of common stock	(30,628)	(46,611)	(7,839)
Distributions to stockholders	(17,659)	(6,379)	(160)
Escrow funds, net	(2,040)	—	—
Net cash provided by financing activities	540,252	398,811	97,712
Net change in cash and cash equivalents	19,184	27,568	3,494
Cash and cash equivalents - Beginning of year	31,262	3,694	200
Cash and cash equivalents - End of year	$50,446	$31,262	$3,694
Supplemental cash flow disclosure:
Interest paid, net of interest capitalized of $524 during 2016	$3,341	$1,055	$23
Supplemental disclosure of non-cash transactions:
Common stock issued through distribution reinvestment plan	$22,889	$9,643	$270
Distribution and servicing fees accrued	$5,750	$—	$—
Liability assumed at acquisition	$1,236	$—	$—
Accrued capital expenditures	$4,221	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2016
Note 1—Organization and Business Operations
Carter Validus Mission Critical REIT II, Inc., or the Company, is a Maryland corporation that was formed on January 11, 2013, which elected to be taxed as a real estate investment trust, or a REIT, under the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with its taxable year ended December 31, 2014. The Company commenced principal operations on July 3, 2014 when it satisfied the minimum offering requirement and issued approximately 213,333 shares of Class A common stock for gross proceeds of $2,000,000. Substantially all of the Company’s business is conducted through Carter Validus Operating Partnership II, LP, a Delaware limited partnership, or the Operating Partnership, formed on January 10, 2013. The Company is the sole general partner of the Operating Partnership and Carter Validus Advisors II, LLC, or the Advisor, is the initial limited partner of the Operating Partnership.
The Company is offering for sale a maximum of $2,350,000,000 in shares of common stock, consisting of up to $2,250,000,000 in shares in its primary offering and up to $100,000,000 in shares of common stock to be made available pursuant to the Company’s distribution reinvestment plan, or the DRIP, on a “best efforts” basis, or the Offering, pursuant to a registration statement on Form S-11, or the Registration Statement, filed with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, or the Securities Act, which was declared effective on May 29, 2014. As of December 31, 2016, we were offering Class A shares and Class T shares of common stock, in any combination with a dollar value up to the maximum primary offering amount. On January 20, 2017, the Company filed a Post-Effective Amendment to the Registration Statement to register Class I shares of common stock, which was declared effective on February 10, 2017 by the SEC.
As of December 31, 2016, the Company had issued approximately 83,102,000 shares of Class A and Class T common stock (including shares of common stock issued pursuant to the DRIP) in the Offering, resulting in receipt of gross proceeds of approximately $819,283,000, before selling commissions and dealer manager fees of approximately $69,185,000 and other offering costs of approximately $15,877,000. As of December 31, 2016, the Company had approximately $1,530,717,000 in Class A shares and Class T shares of common stock remaining in the Offering.
Substantially all of the Company’s business is managed by the Advisor. Carter Validus Real Estate Management Services II, LLC, or the Property Manager, an affiliate of the Advisor, serves as the Company’s property manager. The Advisor and the Property Manager have received, and will continue to receive, fees for services related to the acquisition and operational stages. The Advisor will also be eligible to receive fees during the liquidation stage. SC Distributors, LLC, an affiliate of the Advisor, or the Dealer Manager, serves as the dealer manager of the Offering. The Dealer Manager has received, and will continue to receive, fees for services related to the Offering.
The Company was formed to invest primarily in quality income-producing commercial real estate, with a focus on data centers and healthcare properties, preferably with long-term net leases to investment grade and other creditworthy tenants, as well as to make other real estate-related investments that relate to such property types. Real estate-related investments may include equity or debt interests, including securities, in other real estate entities. The Company also may originate or invest in real estate-related notes receivable. The Company expects real estate-related notes receivable originations and investments to be focused on first mortgage loans, but also may include real estate-related bridge loans, mezzanine loans and securitized notes receivable. As of December 31, 2016, the Company owned 37 real estate investments, consisting of 51 properties, located in 29 metropolitan statistical areas, or MSAs, and one micropolitan statistical area, or µSA.
Except as the context otherwise requires, “we,” “our,” “us,” and the “Company” refer to Carter Validus Mission Critical REIT II, Inc., the Operating Partnership and all wholly-owned subsidiaries.
Note 2—Summary of Significant Accounting Policies
The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. Such consolidated financial statements and the accompanying notes thereto are the representation of management. These accounting policies conform to accounting principles generally accepted in the United States of America, or GAAP, in all material respects, and have been consistently applied in preparing the consolidated financial statements.
Principles of Consolidation and Basis of Presentation
The accompanying consolidated financial statements include the accounts of the Company, the Operating Partnership, and all wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

On January 1, 2016, the Company adopted Accounting Standards Update, or ASU, ASU 2015-02, Amendments to the Consolidation Analysis, which amends the current consolidation guidance affecting both the variable interest entity, or VIE, and voting interest entity, or VOE, consolidation models. The standard does not add or remove any of the characteristics in determining if an entity is a VIE or VOE, but rather enhances the way the Company assesses some of these characteristics. The Operating Partnership meets the criteria as a VIE, the Company is the primary beneficiary and, accordingly, the Company continues to consolidate the Operating Partnership. The Company’s sole asset is its investment in the Operating Partnership, and consequently, all of the Company’s assets and liabilities represent those assets and liabilities of the Operating Partnership. All of the Company’s debt is an obligation of the Operating Partnership.
Use of Estimates
The preparation of the consolidated financial statements and accompanying notes in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.
Restricted Cash Held in Escrow
Restricted cash held in escrow includes cash held in escrow accounts for capital improvements for certain properties as well as cash held by lenders in escrow accounts for tenant and capital improvements, repairs and maintenance and other lender reserves for certain properties, in accordance with the respective lender’s loan agreement. Contributions and receipts of escrowed funds for capital improvements have been classified as investing activities and contributions and receipts of escrowed funds pursuant to loan agreements have been classified as financing activities in the consolidated statements of cash flows. Restricted cash held in escrow is reported in other assets in the accompanying consolidated balance sheets. See Note 7—"Other Assets".
Deferred Financing Costs
Deferred financing costs are loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.
On January 1, 2016, the Company adopted ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, and ASU 2015-15, Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated With Line-of-Credit Arrangements, or ASUs 2015-03 and 2015-15. According to ASUs 2015-03 and 2015-15, deferred financing costs related to a recognized debt liability in connection with term loans, including the term loan portion of the Company's credit facility, are presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. Deferred financing costs related to the revolving line of credit portion of the Company's secured credit facility are presented in the balance sheet as an asset, which is included in other assets on the consolidated balance sheet. As required, the Company retrospectively applied the guidance in ASUs 2015-03 and 2015-15 to the prior period presented, which resulted in a decrease of $103,000 in other assets and credit facility on the consolidated balance sheet as of December 31, 2015.

Investment in Real Estate
Real estate costs related to the acquisition, development, construction and improvement of properties are capitalized. Repair and maintenance costs are expensed as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset in determining the appropriate useful life. Real estate assets, other than land, are depreciated or amortized on a straight-line basis over each asset’s useful life. The Company anticipates the estimated useful lives of its assets by class as follows:

Buildings and improvements	15 – 40 years
Tenant improvements	Shorter of lease term or expected useful life
Furniture, fixtures, and equipment	3 – 10 years
Improvements in process	—
Allocation of Purchase Price of Real Estate
Business Combinations
Upon the acquisition of real properties determined to be business combinations, the Company allocates the purchase price of properties to acquired tangible assets, consisting of land, buildings and improvements, and acquired intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values.
The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.
The fair values of above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental income.
The fair values of in-place leases include an estimate of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.
Asset Acquisitions
Upon the acquisition of real estate properties determined to be asset acquisitions, the Company allocates the purchase price of such properties to acquired tangible assets, consisting of land and buildings and improvements, and acquired intangible assets, based on a relative fair value method allocating all accumulated costs.
Acquisition Fees and Expenses
Acquisition fees and expenses associated with the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of comprehensive income (loss). Acquisition fees and expenses associated with transactions determined to be an asset acquisition are capitalized.
On January 5, 2017, the FASB issued ASU 2017-01, Business Combinations, or ASU 2017-01. ASU 2017-01 clarifies the definition of a business. The objective of ASU 2017-01 is to add further guidance that assists entities in evaluating whether a transaction will be accounted for as an acquisition of an asset or a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If so, the set of transferred asset and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs. The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted using a prospective transition method. The Company adopted ASU 2017-01 effective October 1, 2016. As a result, the Company capitalized $7,285,000 of acquisition fees and expenses that would otherwise have been expensed under business combination treatment.
Impairment of Long Lived Assets
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. No impairment loss has been recorded to date.
When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related assets.
Real Estate Escrow Deposits
Real estate escrow deposits include funds held by escrow agents and others to be applied towards the purchase of real estate, which are included in other assets in the accompanying consolidated balance sheets.
Fair Value
ASC 820, Fair Value Measurements and Disclosures, or ASC 820, defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.
The following describes the methods the Company used to estimate the fair value of the Company’s financial assets and liabilities:
Cash and cash equivalents, restricted cash, tenant receivables, property escrow deposits, prepaid expenses, accounts payable and accrued liabilities—The Company considered the carrying values of these financial instruments, assets and liabilities, to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Notes payable—Fixed Rate—The fair value is estimated by discounting the expected cash flows on notes payable at current rates at which management believes similar loans would be made considering the terms and conditions of the loan and prevailing market interest rates.
Notes payable—Variable Rate—The carrying value of variable rate notes payable approximates fair value because they are interest rate adjustable.
Secured credit facility—Fixed Rate—The fair value is estimated by discounting the expected cash flows on the fixed rate secured credit facility at current rates at which management believes similar borrowings would be made considering the terms and conditions of the borrowings and prevailing market interest rates.
Secured credit facility—Variable Rate—The carrying value of the variable rate secured credit facility approximates fair value as the interest on the variable rate secured credit facility is calculated at the London Interbank Offered Rate, plus an applicable margin. The interest rate resets to market on a monthly basis. The fair value of the Company's variable rate secured credit facility is estimated based on the interest rates currently offered to the Company by financial institutions.
Derivative instruments—The Company’s derivative instruments consist of interest rate swaps. These swaps are carried at fair value to comply with the provisions of ASC 820. The fair value of these instruments is determined using interest rate market pricing models. The Company incorporated credit valuation adjustments to appropriately reflect the Company’s nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for on disposition of the financial assets and liabilities.
Noncontrolling Interest in Operating Partnership
The Company is the sole general partner of the Operating Partnership and the Advisor is the initial limited partner of the Operating Partnership. The Company consolidates the Operating Partnership and reports unaffiliated partners’ interests in the Operating Partnership as noncontrolling interests. Noncontrolling interests are reported within the equity section of the consolidated financial statements, and amounts attributable to controlling and noncontrolling interests are reported separately in the accompanying consolidated statements of comprehensive income (loss) and accompanying consolidated statements of stockholders’ equity.
Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts
The Company recognizes revenue in accordance with Accounting Standards Codification, or ASC, 605, Revenue Recognition, or ASC 605. ASC 605 requires that all four of the following basic criteria be met before revenue is realized or realizable and earned: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.
In accordance with ASC 840, Leases, minimum rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). Differences between rental income recognized and amounts contractually due under the lease agreements are credited or charged to deferred rent receivable or deferred rent liability, as applicable. Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized as revenue in the period in which the related expenses are incurred. Tenant reimbursements are recognized and presented in accordance with ASC Subtopic 605-45, Revenue Recognition—Principal Agent Consideration, or ASC 605-45. ASC 605-45 requires that these reimbursements be recorded on a gross basis when the Company is the primary obligor with respect to purchasing goods and services from third-party suppliers, and thus, the Company has discretion in selecting the supplier and has credit risk.
Tenant receivables and unbilled deferred rent receivables are carried net of the allowances for uncollectible current tenant receivables and unbilled deferred rent. An allowance will be maintained for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their lease agreements. The Company also maintains an allowance for deferred rent receivables arising from the straight-lining of rents. The Company’s determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, the tenant’s financial condition, security deposits, letters of credit, lease guarantees and current economic conditions and other relevant factors. As of December 31, 2016, the Company did not have an allowance for uncollectible tenant receivables.
Stock-based Compensation
The Company accounts for stock-based compensation based upon the estimated fair value of the share awards. Accounting for stock-based compensation requires the fair value of the awards to be amortized as compensation expense over the period for which the services relate and requires any dividend equivalents earned to be treated as dividends for financial reporting purposes. See Note 17—"Stock-based Compensation" for a further discussion of stock-based compensation awards.

Earnings Per Share
The Company calculates basic earnings per share by dividing net income (loss) attributable to common stockholders for the period by the weighted average shares of its common stock outstanding for that period. Diluted earnings per share are computed based on the weighted average number of shares outstanding and all potentially dilutive securities. Shares of non-vested restricted common stock give rise to potentially dilutive shares of common stock. For the year ended December 31, 2016, diluted earnings per share reflected the effect of 16,000 shares of non-vested shares of restricted common stock that were outstanding as of such period. For the years ended December 31, 2015 and December 31, 2014, there were 15,750 and 9,000 shares, respectively, of non-vested restricted common stock outstanding, but such shares were excluded from the computation of diluted earnings per share because such shares were anti-dilutive during these periods.
Reportable Segments
Accounting Standards Codification, or ASC, 280, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. As of December 31, 2016 and 2015, the Company operated through two reportable business segments—commercial real estate investments in data centers and healthcare. With the continued expansion of the Company’s portfolio, segregation of the Company’s operations into two reporting segments is useful in assessing the performance of the Company’s business in the same way that management reviews performance and makes operating decisions. See Note 12—"Segment Reporting" for further discussion on the reportable segments of the Company.
Derivative Instruments and Hedging Activities
As required by ASC 815, Derivatives and Hedging, or ASC 815, the Company records all derivative instruments as assets and liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments, the income or loss is recognized in the consolidated statements of comprehensive income (loss) during the current period.
The Company is exposed to variability in expected future cash flows that are attributable to interest rate changes in the normal course of business. The Company’s primary strategy in entering into derivative contracts is to add stability to future cash flows by managing its exposure to interest rate movements. The Company utilizes derivative instruments, including interest rate swaps, to effectively convert some its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.
In accordance with ASC 815, the Company designates interest rate swap contracts as cash flow hedges of floating-rate borrowings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the income or loss on the derivative instrument is reported as a component of other comprehensive income (loss) in the consolidated statements of comprehensive income (loss) and reclassified into earnings in the same line item associated with the forecasted transaction and the same period during which the hedged transaction affects earnings. The ineffective portion of the income or loss on the derivative instrument is recognized in the consolidated statements of comprehensive income (loss) during the current period.
In accordance with the fair value measurement guidance ASU 2011-04, Fair Value Measurement, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.
Concentration of Credit Risk and Significant Leases
As of December 31, 2016, the Company had cash on deposit, including restricted cash, in certain financial institutions that had deposits in excess of current federally insured levels; however, the Company has not experienced any losses in such accounts. The Company limits its cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits. To date, the Company has experienced no loss or lack of access to cash in its accounts. Concentration of credit risk with respect to accounts receivable from tenants is limited.
As of December 31, 2016, the Company owned real estate investments in 29 MSAs, three of which accounted for 10.0% or more of contractual rental revenue. Real estate investments located in the Oklahoma City, Oklahoma MSA, the Houston-The Woodlands-Sugar Land, Texas MSA, and the Dallas-Fort Worth-Arlington, Texas MSA accounted for 15.7%, 12.8%, and 10.5%, respectively, of contractual rental revenue for the year ended December 31, 2016.
As of December 31, 2016, the Company had two exposures to tenant concentration that accounted for 10.0% or more of contractual rental revenue. The leases with tenants under common control of the guarantor Post Acute Medical, LLC and the leases with Healthcare Partners Investments, LLC, each accounted for 11.1% of contractual rental revenue for the year ended December 31, 2016.
Stockholders’ Equity
The Company’s charter authorizes the issuance of up to 600,000,000 shares of stock, consisting of 250,000,000 shares of Class A common stock and 250,000,000 shares of Class T common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share. The company intends to issue up to $2,250,000,000 in Class A and Class T shares of common stock in its primary offering, and up to $100,000,000 in Class A and Class T shares of common stock pursuant to the DRIP. Other than the different fees with respect to each class and the payment of a distribution and servicing fee out of amounts otherwise distributable to Class T stockholders, Class A shares and Class T shares have identical rights and privileges, such as identical voting rights. The net proceeds from the sale of the two classes of shares will be commingled for investment purposes and all earnings from all of the investments will proportionally accrue to each share regardless of the class.
The shares of common stock entitle the holders to one vote per share on all matters upon which stockholders are entitled to vote, to receive distributions as may be authorized by the Company’s board of directors, to receive all assets available for distribution to stockholders in accordance with the Maryland General Corporation Law and to all other rights of a stockholder pursuant to the Maryland General Corporation Law. The common stock has no preferences, preemptive, conversion, exchange, sinking fund or repurchase rights.
As of December 31, 2016, the Company had 83,109,025 shares of Class A and Class T common stock issued and 82,744,288 shares of Class A and Class T common stock outstanding, and no shares of preferred stock issued and outstanding. As of December 31, 2015, the Company had 48,488,734 shares of Class A common stock issued and 48,457,191 shares of Class A common stock outstanding, and no shares of preferred stock issued and outstanding. The charter authorizes the Company’s board of directors, without stockholder approval, to designate and issue one or more classes or series of preferred stock and to set or change the voting, conversion or other rights, preferences, restrictions, limitations as to dividends or other distributions and qualification or terms or conditions of repurchase of each class of stock so issued.
On January 20, 2017, we filed a Post-Effective Amendment to the Registration Statement to register Class I shares of common stock, which was declared effective on February 10, 2017 by the SEC. See Note 1—"Organization and Business Operations" and Note 22—"Subsequent Events" for further discussion regarding Class I common stock.
Share Repurchase Program
The Company’s share repurchase program allows for repurchases of shares of the Company’s common stock when certain criteria are met. The share repurchase program provides that all repurchases during any calendar year, including those redeemable upon death or a Qualifying Disability of a stockholder, are limited to those that can be funded with equivalent proceeds raised from the DRIP Offering during the prior calendar year and other operating funds, if any, as the board of directors, in its sole discretion, may reserve for this purpose.
Repurchases of shares of the Company’s common stock are at the sole discretion of the Company’s board of directors. The Company will limit the number of shares repurchased pursuant to the share repurchase program as follows: during any calendar year, the Company will not repurchase in excess of 5.0% of the number of shares of common stock outstanding on December 31st of the previous calendar year. In addition, the Company’s board of directors, in its sole discretion, may amend, suspend, reduce, terminate or otherwise change the share repurchase program upon 30 days' prior notice to the Company’s stockholders for any reason it deems appropriate. During the year ended December 31, 2016, the Company received valid repurchase requests related to 333,194 Class A shares of common stock, or 0.69% of shares outstanding as of December 31, 2015, all of which were redeemed in full for an aggregate purchase price of approximately $3,114,000 (an average of $9.35 per share). During the year ended December 31, 2015, the Company received valid repurchase requests related to 31,543 Class A shares of common stock, or 0.44% of shares outstanding as of December 31, 2014, all of which were redeemed in full for an aggregate purchase price of approximately $311,000 (an average of $9.86 per share). No shares of Class T common stock were requested to be, or were, repurchased during the years ended December 31, 2016 and December 31, 2015.
Distribution Policy and Distributions Payable
In order to maintain its status as a REIT, the Company is required to make distributions each taxable year equal to at least 90% of its REIT taxable income, computed without regard to the dividends paid deduction and excluding capital gains. To the extent funds are available, the Company intends to continue to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of the applicable record dates. As of December 31, 2016, the Company paid aggregate distributions, since inception, of approximately $57,000,000 ($24,198,000 in cash and $32,802,000 of which were reinvested in shares of common stock pursuant to the DRIP). Distributions are payable to stockholders from legally available funds therefor. The Company declared distributions per share of common stock in the amounts of $0.63 and $0.64 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, the Company had distributions payable of approximately

$4,336,000. Of these distributions payable, approximately $1,977,000 was paid in cash and approximately $2,359,000 was reinvested in shares of common stock pursuant to the DRIP on January 3, 2017.
Distributions to stockholders are determined by the board of directors of the Company and are dependent upon a number of factors relating to the Company, including funds available for the payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain the Company’s status as a REIT under the Code.
Income Taxes
The Company currently qualifies and is taxed as a REIT under Sections 856 through 860 of the Code. Accordingly, it will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions to stockholders, and provided it satisfies, on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution and stock ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which it lost its REIT qualification, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Accordingly, failure to qualify as a REIT could have a material adverse impact on the results of operations and amounts available for distribution to stockholders.
The dividends paid deduction of a REIT for qualifying dividends paid to its stockholders is computed using the Company’s taxable income as opposed to net income reported in the consolidated financial statements. Taxable income, generally, will differ from net income reported in the consolidated financial statements because the determination of taxable income is based on tax provisions and not financial accounting principles.
The Company has concluded that there was no impact related to uncertain tax provisions from results of operations of the Company for the years ended December 31, 2016, 2015 and 2014. The United States of America is the major jurisdiction for the Company, and the earliest tax year subject to examination will be 2014.
Recently Issued Accounting Pronouncements
On May 28, 2014, the Financial Accounting Standards Board, or the FASB, issued ASU 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. The objective of ASU 2014-09 is to clarify the principles for recognizing revenue and to develop a common revenue standard for GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle, which may require more judgment and estimates within the revenue recognition process than are required under existing GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) Deferral of the Effective Date, or ASU 2015-14. ASU 2015-14 defers the effective date of ASU 2014-09 by one year to fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which was annual reporting periods beginning after December 15, 2016, and the interim periods within that year. On March 17, 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Principal versus Agent Considerations), or ASU 2016-08, which improves the implementation guidance on principal versus agent considerations. ASU 2016-08 clarifies that an entity is a principal when it controls the specified good or service before that good or service is transferred to the customer, and is an agent when it does not control the specified good or service before it is transferred to the customer. The effective date of this update is the same as the effective date of ASU 2015-14. The Company believes the adoption of ASUs 2014-09 and 2016-08 will not have a material impact on the Company’s consolidated financial statements, but may result in additional disclosures.
On February 25, 2016, the FASB issued ASU 2016-02, Leases, or ASU 2016-02. ASU 2016-02 establishes the principles to increase the transparency about the assets and liabilities arising from leases. ASU 2016-02 results in a more faithful representation of the rights and obligations arising from leases by requiring lessees to recognize the lease assets and lease liabilities that arise from leases in the statement of financial position and to disclose qualitative and quantitative information about lease transactions and aligns lessor accounting and sale leaseback transactions guidance more closely to comparable guidance in Topic 606, Revenue from Contracts with Customers, and Topic 610, Other Income. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is in process of evaluation the impact ASU 2016-02 will have on the Company’s consolidated financial statements.
On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses, or ASU 2016-13. ASU 2016-13 requires more timely recording of credit losses on loans and other financial instruments that are not accounted for at fair value through net income, including loans held for investment, held-to-maturity debt securities, trade and other receivables, net investment in leases and other such commitments. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The amendments in ASU 2016-13 require the Company to measure all expected credit losses based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the financial assets and eliminates the “incurred loss” methodology in current GAAP. ASU 2016-13 is effective for fiscal years beginning after, and interim periods within, December 15, 2019. Early adoption is permitted for fiscal years beginning after, and interim periods within, December 15, 2018.  The Company is in the process of evaluating the impact ASU 2016-13 will have on the Company’s consolidated financial statements.
On August 26, 2016, the FASB issued ASU 2016-15, Statement of Cash Flows, or ASU 2016-15. ASU 2016-15 is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 addresses eight classification issues related to the statement of cash flows: 1) debt prepayment or debt extinguishment costs; 2) settlement of zero-coupon bonds; 3) contingent consideration payments made after a business combination; 4) proceeds from the settlement of insurance claims; 5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; 6) distributions received from equity method investees; 7) beneficial interests in securitization transactions; and 8) separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. Entities should apply this ASU using a retrospective transition method to each period presented. The Company is in the process of evaluating the impact ASU 2016-15 will have on the Company’s consolidated financial statements.
On October 26, 2016, the FASB issued ASU 2016-17, Interests Held Through Related Parties That Are Under Common Control, or ASU 2016-17. ASU 2016-17 provides guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in an entity held through related parties that are under common control. Under ASU 2016-17, if a decision maker is required to evaluate whether it is the primary beneficiary of a VIE, it will need to consider only its proportionate indirect interest in the VIE held through a common control party. ASU 2016-17 is effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. Entities should apply this ASU using a retrospective transition method to each period presented. The Company believes the adoption of ASU 2016-17 does not have an impact on the Company’s consolidated financial statements.
On November 17, 2016, the FASB issued ASU 2016-18, Restricted Cash, or ASU 2016-18. ASU 2016-18 requires that a statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. This ASU states that transfers between cash, cash equivalents, and restricted cash are not part of the entity’s operating, investing, and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. This ASU should be applied using a retrospective transition method to each period presented. The Company is in the process of evaluating the impact ASU 2016-18 will have on the Company’s consolidated statements of cash flows.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current financial statement presentation, with no effect on the Company’s consolidated financial position or results of operations.
Note 3—Real Estate Investments
During the year ended December 31, 2016, the Company purchased 23 real estate properties, of which 12 were determined to be business combinations and 11 were determined to be asset acquisitions. See Note 4—"Business Combinations" for further discussion of business combinations. The following table summarizes the consideration transferred for all real estate properties acquired during the year ended December 31, 2016 (amounts in thousands):

Year Ended December 31, 2016
Investments in real estate:
Purchase price of business combinations (1)	$207,447
Purchase price of asset acquisitions (2)	329,236
Total purchase price of real estate investments acquired	$536,683

(1)	See Note 4—"Business Combinations" for management’s allocation of the fair value of the acquisitions determined to be business combinations during the year ended December 31, 2016.

(2)	See below for management's allocation of the asset acquisitions during the year ended December 31, 2016 (amounts in thousands):

Total
Land	$75,924
Buildings and improvements	222,176
In-place leases	29,091
Tenant improvements	2,045
Total assets acquired	$329,236
Acquisition fees and expenses in connection with the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of comprehensive income (loss). Acquisition fees and expenses associated with transactions determined to be asset acquisitions are capitalized. The Company expensed acquisition fees and expenses of approximately $5,081,000, $9,852,000 and $1,697,000 for the years ended December 31, 2016, 2015 and 2014, respectively. The Company capitalized acquisition fees and expenses of approximately $9,982,000 and $234,000 for the years ended December 31, 2016 and 2015, respectively. The total amount of all acquisition fees and costs is limited to 6.0% of the contract purchase price of a property. The contract purchase price is the amount actually paid or allocated in respect of the purchase, development, construction or improvement of a property exclusive of acquisition fees and costs. For the years ended December 31, 2016 and 2015, acquisition fees and costs did not exceed 6.0% of the contract purchase price of the Company's acquisitions during such periods.
Note 4—Business Combinations
During the year ended December 31, 2016, the Company completed the acquisition of 100% of the interests in 12 real estate properties (four data centers and eight healthcare properties) that were determined to be business combinations. The aggregate purchase price of the acquisitions determined to be business combinations was $207,447,000, plus closing costs.
The following table summarizes the acquisitions determined to be business combinations during the year ended December 31, 2016:

Property Description	Date Acquired	Ownership Percentage
HPI — Edmond	01/20/2016	100%
HPI — Oklahoma City III	01/27/2016	100%
HPI — Oklahoma City IV	01/27/2016	100%
Alpharetta Data Center III	02/02/2016	100%
Flint Data Center	02/02/2016	100%
HPI — Newcastle	02/03/2016	100%
HPI — Oklahoma City V	02/11/2016	100%
HPI — Oklahoma City VI	03/07/2016	100%
HPI — Oklahoma City VII	06/22/2016	100%
Somerset Data Center	06/29/2016	100%
Integris Lakeside Women's Hospital	06/30/2016	100%
AT&T Hawthorne Data Center	09/27/2016	100%
Results of operations for the acquisitions determined to be business combinations are reflected in the accompanying consolidated statements of comprehensive income (loss) for year ended December 31, 2016 for the period subsequent to the acquisition date of each property. For the period from the first acquisition date through December 31, 2016, the Company recorded $8,722,000 in revenues and a net loss of $1,876,000 for its business combination acquisitions.

The following table summarizes management’s allocation of the fair value of the acquisitions determined to be business combinations during the years ended December 31, 2016 and 2015 (amounts in thousands):

	Year Ended December 31,
	2016	2015
Land	$29,579	$33,844
Buildings and improvements	156,038	287,020
In-place leases	20,316	48,708
Tenant improvements	1,514	3,714
Ground leasehold assets	—	644
Total assets acquired	207,447	373,930
Below-market leases	—	(7,500)
Net assets acquired	$207,447	$366,430
Assuming the business combinations described above had occurred on January 1, 2015, pro forma revenues and net income attributable to common stockholders would have been as follows for the periods listed below (amounts in thousands, except per share amounts, unaudited):

	Year Ended December 31,
	2016	2015
Pro forma basis:
Revenues	$62,747	$50,900
Net income attributable to common stockholders	$18,867	$18,255
Net income per common share attributable to common stockholders:
Basic	$0.25	$0.27
Diluted	$0.25	$0.27
The condensed pro forma consolidated financial statements for the years ended December 31, 2016 and 2015 include pro forma adjustments related to the business combinations during 2016 and 2015. The pro forma information for the years ended December 31, 2016 and 2015 was adjusted to exclude approximately $5,081,000 and $9,852,000, respectively, of acquisition fees and costs recorded related to the Company’s real estate investments. The pro forma information may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of 2015, nor is it necessarily indicative of future operating results.
Note 5—Acquired Intangible Assets, Net
Acquired intangible assets, net, consisted of the following as of December 31, 2016 and 2015 (amounts in thousands, except weighted average life amounts):

	December 31, 2016	December 31, 2015
In-place leases, net of accumulated amortization of $7,918 and $1,967, respectively (with a weighted average remaining life of 12.8 years and 14.5 years, respectively)	$97,232	$53,776
Above-market leases, net of accumulated amortization of $58 and $32, respectively (with a weighted average remaining life of 7.4 years and 8.4 years, respectively)	196	222
Ground lease interest, net of accumulated amortization of $19 and $9, respectively (with a weighted average remaining life of 66.8 years and 67.8 years, respectively)	625	635
	$98,053	$54,633
The aggregate weighted average remaining life of the acquired intangible assets was 13.1 years and 15.1 years as of December 31, 2016 and December 31, 2015, respectively.
Amortization of the acquired intangible assets for the years ended December 31, 2016, 2015 and 2014 was $5,987,000, $1,950,000 and $58,000, respectively. Amortization of the above-market leases is recorded as an adjustment to rental income, amortization expense for the in-place leases is included in depreciation and amortization and amortization expense for the ground lease interest is included in rental expenses in the accompanying consolidated statements of comprehensive income (loss).
Estimated amortization expense on the acquired intangible assets as of December 31, 2016 and for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2017	$9,096
2018	9,011
2019	8,414
2020	7,911
2021	7,852
Thereafter	55,769
$98,053
Note 6—Intangible Lease Liabilities, Net
Intangible lease liabilities, net, consisted of the following as of December 31, 2016 and December 31, 2015 (amounts in thousands, except weighted average life amounts):

	December 31, 2016	December 31, 2015
Below-market leases, net of accumulated amortization of $634 and $98, respectively (with a weighted average remaining life of 13.6 years and 14.5 years, respectively)	$6,873	$7,409
	$6,873	$7,409
Amortization of below-market leases for the years ended December 31, 2016, 2015 and 2014 was $536,000, $98,000 and $0, respectively. Amortization of below-market leases is recorded as an adjustment to rental income in the accompanying consolidated statements of comprehensive income (loss).
Estimated amortization of the below-market leases as of December 31, 2016 and for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2017	$536
2018	536
2019	536
2020	536
2021	536
Thereafter	4,193
$6,873

Note 7—Other Assets
Other assets consisted of the following as of December 31, 2016 and 2015 (amounts in thousands):

	December 31, 2016	December 31, 2015
Deferred financing costs, related to the revolver portion of the secured credit facility, net of accumulated amortization of $1,789 and $802, respectively	$3,071	$2,717
Real estate escrow deposits	290	443
Restricted cash held in escrow	6,458	1,927
Tenant receivable	3,126	2,065
Straight-line rent receivable	8,725	2,462
Prepaid and other assets	1,087	604
Derivative assets	1,782	—
	$24,539	$10,218
Amortization of deferred financing costs related to the revolver portion of the secured credit facility for the years ended December 31, 2016, 2015 and 2014 was $987,000, $719,000 and $83,000, respectively, which was recorded as interest expense in the accompanying consolidated statements of comprehensive income (loss).
Note 8—Accounts Payable and Other Liabilities
Accounts payable and other liabilities, as of December 31, 2016 and December 31, 2015, were comprised of the following (amounts in thousands):

	December 31, 2016	December 31, 2015
Accounts payable and accrued expenses	$7,657	$2,283
Accrued interest expense	945	221
Accrued property taxes	1,164	505
Distributions payable to stockholders	4,336	2,548
Tenant deposits	1,551	1,848
Deferred rental income	733	839
Derivative liability	798	—
	$17,184	$8,244
Note 9—Notes Payable
The Company had $152,990,000 principal outstanding in notes payable collateralized by real estate assets as of December 31, 2016. As of December 31, 2016, the notes payable weighted average interest rate was 4.22%.
The following table summarizes the notes payable balances as of December 31, 2016 (amounts in thousands):

		Interest Rates (1)
Notes payable:	December 31, 2016	Range			Weighted Average	Maturity Date
Fixed rate notes payable	$51,000	4.6%			4.6%	12/11/2021
Variable rate notes payable fixed through interest rate swaps	71,540	3.7%	-	5.1%	4.3%	10/28/2021	-	12/26/2021
Variable rate notes payable (2)	30,450	3.5%			3.5%	12/07/2021
Total notes payable, principal amount outstanding	$152,990
Unamortized deferred financing costs related to notes payable	(1,945)
Total notes payable, net of deferred financing costs	$151,045

(1)	Range of interest rates and weighted average interest rates are as of December 31, 2016.

(2)	On December 16, 2016, the Company entered into an interest rate swap agreement in the amount of $30,450,000 with an effective date of January 3, 2017.
Significant loan activities since December 31, 2015, excluding scheduled principal payments, include:

•	During the year ended December 31, 2016, the Company entered into four notes payable collateralized by real estate assets.

•	As of December 31, 2016, the Company had two variable rate notes payable that were fixed through interest rate swaps.
The principal payments due on the notes payable as of December 31, 2016 and for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Total Amount
2017	$—
2018	50
2019	969
2020	1,355
2021	150,616
Thereafter	—
$152,990
Note 10—Credit Facility
The Company's outstanding secured credit facility as of December 31, 2016 and December 31, 2015 consisted of the following (amounts in thousands):

	December 31, 2016	December 31, 2015
Secured credit facility:
Revolving line of credit	$120,000	$65,000
Term loan	100,000	25,000
Total secured credit facility, principal amount outstanding	220,000	90,000
Unamortized deferred financing costs related to the term loan secured credit facility	(876)	(103)
Total secured credit facility, net of deferred financing costs	$219,124	$89,897
Significant activities regarding the secured credit facility since December 31, 2015 include:

•	During the year ended December 31, 2016, the Company drew $240,000,000 and repaid $110,000,000 on the secured credit facility.

•
During the year ended December 31, 2016, the Company increased the borrowing base availability under the secured credit facility by $101,470,000 by adding 15 properties to the aggregate pool availability.

•
During the year ended December 31, 2016, the Company entered into an interest rate swap agreement to effectively fix the London Interbank Offered Rate, or LIBOR, on $25,000,000 of the term loan of the secured credit facility.

•
On September 30, 2016, the Operating Partnership and certain of the Company's subsidiaries amended certain agreements related to the secured credit facility to increase the maximum commitments available under the secured credit facility from $265,000,000 to an aggregate of up to $315,000,000, consisting of a $265,000,000 revolving line of credit, with a maturity date of December 22, 2018, subject to the Operating Partnership’s right for two 12-month extension periods, and a $50,000,000 term loan, with a maturity date of December 22, 2019, subject to the Operating Partnership’s right for one 12-month extension period.

•
On December 6, 2016, the Operating Partnership received a commitment increase letter from the existing lenders under the secured credit facility and Citizens Bank, N.A., Eastern Bank and Hancock Bank, as new lenders, to increase the maximum commitments available under the secured credit facility from $315,000,000 to an aggregate of up to $425,000,000, consisting of a $325,000,000 revolving line of credit, with a maturity date of December 22, 2018, subject to the Operating Partnership’s right for two 12-month extension periods, and a $100,000,000 term loan, with a maturity date of December 22, 2019, subject to the Operating Partnership’s right for one 12-month extension period.

•
As of December 31, 2016, the Company had a total pool availability under the secured credit facility of $279,358,000 and an aggregate outstanding principal balance of $220,000,000. As of December 31, 2016, $59,358,000 remained to be drawn on the secured credit facility.

The principal payments due on the secured credit facility as of December 31, 2016 and for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2017	$—
2018	120,000
2019	100,000
2020	—
2021	—
Thereafter	—
$220,000
The proceeds of loans made under the secured credit facility may be used to finance the acquisitions of real estate investments, for tenant improvements and leasing commissions with respect to real estate, for repayment of indebtedness, for capital expenditures with respect to real estate, and for general corporate and working capital purposes. The secured credit facility can be increased to $550,000,000, subject to certain conditions.
The annual interest rate payable under the secured credit facility was, at the Operating Partnership's option, either: (a) LIBOR, plus an applicable margin ranging from 2.00% to 2.65%, which is determined based on the overall leverage of the Operating Partnership or (b) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day plus an applicable margin ranging from 1.00% to 1.65%, which is determined based on the overall leverage of the Operating Partnership. In addition to interest, the Operating Partnership is required to pay a fee on the unused portion of the lenders’ commitments under the secured credit facility at a per annum rate equal to 0.30% if the average daily amount outstanding under the secured credit facility is less than 50% of the lenders’ commitments or 0.20% if the average daily amount outstanding under the secured credit facility is greater than 50% of the lenders’ commitments, and the unused fee is payable quarterly in arrears. As of December 31, 2016, the interest rate on the variable rate portion of the credit facility was 2.62% and the interest rate on the variable rate fixed through interest rate swap on the credit facility was 2.91%.
The actual amount of credit available under the secured credit facility is a function of certain loan-to-cost, loan-to-value and debt service coverage ratios contained in the secured credit facility agreement. The amount of credit available under the secured credit facility will be a maximum principal amount of the value of the assets that are included in the pool availability. The obligations of the Operating Partnership with respect to the secured credit facility agreement are guaranteed by the Company, including but not limited to, the payment of any outstanding indebtedness under the secured credit facility agreement and all terms, conditions and covenants of the secured credit facility agreement, as further discussed below.
The secured credit facility agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt by the Operating Partnership and its subsidiaries that own properties that serve as collateral for the secured credit facility, limitations on the nature of the Operating Partnership’s business, and limitations on distributions by the Company, the Operating Partnership and its subsidiaries. The secured credit facility agreement imposes the following financial covenants, which are specifically defined in the secured credit facility agreement, on the Operating Partnership: (a) maximum ratio of indebtedness to gross asset value; (b) minimum ratio of adjusted consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges; (c) minimum tangible net worth; (d) minimum liquidity thresholds; (e) minimum quarterly equity raise; (f) minimum weighted average remaining lease term of properties in the collateral pool; and (g) minimum number of properties in the collateral pool. The Company was in compliance with all financial covenant requirements at December 31, 2016.
Note 11—Related-Party Transactions and Arrangements
The Company reimburses the Advisor and its affiliates for organization and offering expenses it incurs on the Company’s behalf, but only to the extent the reimbursement would not cause the selling commissions, dealer manager fees, distribution and servicing fees and other organization and offering expenses to exceed 15% of the gross proceeds of the Offering. The Company expects that organization and offering expenses (other than selling commissions, dealer manager fees and distribution and servicing fees) will be approximately 1.25% of the gross proceeds. As of December 31, 2016, the Advisor and its affiliates incurred approximately $12,965,000 on the Company’s behalf in offering costs. The Company accrued approximately $289,000 of other organization and offering expenses as of December 31, 2016. Other organization expenses are expensed as incurred and offering expenses are charged to stockholders’ equity as incurred.
The Company pays to the Advisor 2.0% of the contract purchase price of each property or asset acquired and 2.0% of the amount advanced with respect to a mortgage loan. For the years ended December 31, 2016 and 2015, the Company incurred approximately $11,515,000 and $7,486,000, respectively, in acquisition fees to the Advisor or its affiliates. In addition, the Company reimburses the Advisor for acquisition expenses incurred in connection with the selection and acquisition of properties or other real estate-related investments (including expenses relating to potential investments that the Company does not close), such as legal fees and expenses, costs of real estate due diligence, appraisals, non-refundable option payments on properties not acquired, travel and communications expenses, accounting fees and expenses and title insurance premiums, whether or not the property was acquired. The Company expects these expenses will be approximately 0.75% of the purchase price of each property or real estate-related investment.
The Company pays to the Advisor an asset management fee calculated on a monthly basis in an amount equal to 1/12th of 0.75% of gross assets (including amounts borrowed), which is payable monthly in arrears. The Advisor may, in its sole discretion, choose to take any monthly asset management fee in the form of subordinated restricted Class B Units of the Operating Partnership. In the event the Advisor chooses to be compensated in Class B Units, then the Operating Partnership will, within 30 days after the end of the applicable month (subject to the approval of the board of directors), issue a number of restricted Class B Units to the Advisor equal to: (i) the cost of assets multiplied by 0.0625% (or the lower of the cost of assets and the applicable net asset value, or NAV, multiplied by 0.0625%, once the Company begins calculating NAV) divided by (ii) the value of one share of common stock as of the last day of such calendar month, which will be the offering price, less selling commissions and dealer manager fees, until such time as the Company calculates NAV, when it will then be the per share NAV for common shares. The Advisor will be entitled to receive certain distributions of net sales proceeds on the vested and unvested Class B Units it receives in connection with its assets management services at the same rate as distributions received on the Company’s common stock. Such distributions will be in addition to the incentive fees the Advisor and its affiliates may receive from the Company, including, without limitation the subordinated participation in net sales proceeds, the subordinated incentive listing distribution or the subordinated distribution upon termination of the advisory agreement, as applicable.
Class B Units are subject to forfeiture until such time as: (a) the value of the Operating Partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pretax, non-compounded annual return thereon, or the economic hurdle; (b) any one of the following events occurs concurrently with or subsequently to the achievement of the economic hurdle described above: (i) a listing of the Company’s common stock on a national securities exchange; (ii) a transaction to which the Company or the Operating Partnership shall be a party, as a result of which operating partnership units or common stock shall be exchanged for or converted into the right, or the holders of such securities shall otherwise be entitled, to receive cash, securities or other property or any combination thereof; or (iii) the termination of the advisory agreement without cause; and (c) the Advisor pursuant to the advisory agreement is providing services to the Company immediately prior to the occurrence of an event of the type described in clause (b) above, unless the failure to provide such services is attributable to the termination without cause of the advisory agreement by an affirmative vote of a majority of the Company’s independent directors after the economic hurdle described above has been met. Any outstanding Class B Units will be forfeited immediately if the advisory agreement is terminated for any reason other than a termination without cause. Any outstanding Class B Units will be forfeited immediately if the advisory agreement is terminated without cause by an affirmative vote of a majority of the Company’s board of directors before the economic hurdle described above has been met. For the years ended December 31, 2016, 2015 and 2014, the Company incurred approximately $4,925,000, $1,895,000 and $72,000, respectively, in asset management fees. As of December 31, 2016, the Company did not issue any Class B Units.
In connection with the rental, leasing, operation and management of the Company’s properties, the Company pays the Property Manager and its affiliates aggregate fees equal to 3.0% of gross revenues from the properties managed, or property management fees. The Company will reimburse the Property Manager and its affiliates for property-level expenses that any of them pay or incur on the Company’s behalf, including salaries, bonuses and benefits of persons employed by the Property Manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of its executive officers. The Property Manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If the Company contracts directly with third parties for such services, it will pay them customary market fees and may pay the Property Manager an oversight fee equal to 1.0% of the gross revenues of the properties managed. In no event will the Company pay the Property Manager or any affiliate both a property management fee and an oversight fee with respect to any particular property. For the years ended December 31, 2016, 2015 and 2014, the Company incurred approximately $1,473,000, $538,000 and $9,000, respectively, in property management fees to the Property Manager, which are recorded in rental expenses in the accompanying consolidated statements of comprehensive income (loss). The Company also will pay the Property Manager a separate fee for the one-time initial rent-up, leasing-up of newly constructed properties or re-leasing to existing tenants. As of December 31, 2016, the Company did not incur any leasing commissions to the Property Manager.
For acting as general contractor and/or construction manager to supervise or coordinate projects or to provide major repairs or rehabilitation on our properties, the Company may pay the Property Manager up to 5.0% of the cost of the projects, repairs and/or rehabilitation, as applicable, or construction management fees. For the years ended December 31, 2016, 2015 and 2014, the Company incurred approximately $754,000, $0 and $0, respectively, in construction management fees to the Property Manager. Construction management fees are capitalized in real estate, net in the accompanying consolidated balance sheets.
The Company reimburses the Advisor for all expenses it paid or incurred in connection with the services provided to the Company, subject to certain limitations. Expenses in excess of the operating expenses in the four immediately preceding quarters that exceeds the greater of (a) 2.0% of average invested assets or (b) 25% of net income, subject to certain adjustments, will not be reimbursed unless the independent directors determine such excess expenses are justified. The Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives an acquisition fee or a disposition fee. For the years ended December 31, 2016, 2015 and 2014, the Advisor allocated approximately $1,257,000, $830,000 and $288,000, respectively, in operating expenses to the Company. For the year ended December 31, 2014, the Advisor waived approximately $236,000 of its operating expenses incurred on behalf of the Company, without recourse. The operating expenses waived by the Advisor consisted of general and administrative expenses, including payroll-related expenses.
The Company will pay its Advisor, or its affiliates, if it provides a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of properties, a disposition fee, up to the lesser of 1.0% of the contract sales price and one-half of the total brokerage commission paid if a third party broker is also involved, without exceeding the lesser of 6.0% of the contract sales price or a reasonable, customary and competitive real estate commission. As of December 31, 2016, the Company has not incurred any disposition fees to the Advisor or its affiliates.
The Advisor will receive 15% of the remaining net sale proceeds after return of capital contributions plus payment to investors of a 6.0% annual cumulative, non-compounded return on the capital contributed by investors. As of December 31, 2016, the Company has not incurred any subordinated participation in net sale proceeds to the Advisor or its affiliates.
Upon the listing of the Company’s shares on a national securities exchange, the Advisor will receive 15.0% of the amount by which the sum of the Company’s adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to a 6.0% annual cumulative, non-compounded return to investors, or the subordinated incentive listing fee. As of December 31, 2016, the Company has not incurred any subordinated incentive listing fees to the Advisor or its affiliates.
Upon termination or non-renewal of the advisory agreement, with or without cause, the Advisor will be entitled to receive subordinated termination fees from the Operating Partnership equal to 15% of the amount by which the sum of the Company’s adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 6.0% cumulative, non-compounded return to investors. In addition, the Advisor may elect to defer its right to receive a subordinated termination fee upon termination until either shares of the Company’s common stock are listed and traded on a national securities exchange or another liquidity event occurs. As of December 31, 2016, the Company has not incurred any subordinated termination fees to the Advisor or its affiliates.
The Company pays the Dealer Manager selling commissions of up to 7.0% of the gross offering proceeds per Class A share and up to 3.0% of gross offering proceeds per Class T share. All selling commissions are expected to be re-allowed to participating broker-dealers. The Company will not pay selling commissions with respect to shares of any class sold pursuant to the DRIP. In addition, the Company pays the Dealer Manager a dealer manager fee of up to 3.0% of gross offering proceeds from the sale of Class A and Class T shares. The dealer manager fee may be partially re-allowed to participating broker-dealers. No dealer manager fees will be paid in connection with purchases of shares made pursuant to the DRIP. For the years ended December 31, 2016, 2015 and 2014, the Company incurred approximately $24,546,000, $38,163,000 and $6,476,000, respectively, for selling commissions and dealer manager fees in connection with the Offering to the Dealer Manager.
The Company pays the Dealer Manager a distribution and servicing fee with respect to its Class T shares that are sold in the primary offering that accrues daily in an amount equal to 1/365th of 1.0% of the most recent offering price per Class T share sold in the primary offering on a continuous basis from year to year; provided, however, that upon the termination of the primary offering, the distribution and servicing fee will accrue daily in an amount equal to 1/365th of 1.0% of the most recent estimated NAV per Class T share on a continuous basis from year to year. Termination of such payment will commence on the earliest to occur of the following: (i) a listing of the Class T shares on a national securities exchange, (ii) following the completion of the Offering, total underwriting compensation in the Offering equaling 10% of the gross proceeds from the primary portion of the Offering, (iii) there are no longer any Class T shares outstanding, or (iv) the fourth anniversary of the last day of the fiscal quarter in which the primary offering terminates. The Dealer Manager may re-allow the distribution and servicing fee to participating broker-dealers and servicing broker-dealers. The distribution and servicing fee will be paid monthly in arrears. The distribution and servicing fee will not be payable with respect to Class T shares issued under the DRIP. The Company does not pay a distribution and servicing fee with respect to Class A shares. For the years ended December 31, 2016, 2015 and 2014, the Company incurred approximately $6,213,000, $0 and $0, respectively, in distribution and servicing fees to the Dealer Manager.

Accounts Payable Due to Affiliates
The following amounts were outstanding due to affiliates as of December 31, 2016 and December 31, 2015 (amounts in thousands):

Entity	Fee	December 31, 2016	December 31, 2015
Carter Validus Advisors II, LLC and its affiliates	Asset management fees	$627	$290
Carter Validus Real Estate Management Services II, LLC	Property management fees	252	101
Carter Validus Real Estate Management Services II, LLC	Construction management fees	323	—
Carter Validus Advisors II, LLC and its affiliates	General and administrative costs	138	96
Carter Validus Advisors II, LLC and its affiliates	Offering costs	289	250
SC Distributors, LLC	Distribution and servicing fees	5,750	—
Carter Validus Advisors II, LLC and its affiliates	Acquisition expenses and fees	5	4
		$7,384	$741
Note 12—Segment Reporting
Management reviews the performance of individual properties and aggregates individual properties based on operating criteria into two reportable segments—commercial real estate investments in data centers and healthcare, and makes operating decisions based on these two reportable segments. The Company’s commercial real estate investments in data centers and healthcare are based on certain underwriting assumptions and operating criteria, which are different for data centers and healthcare. There were no intersegment sales or transfers during the years ended December 31, 2016, 2015 and 2014.
The Company evaluates performance based on net operating income of the individual properties in each segment. Net operating income, a non-GAAP financial measure, is defined as total revenues, less rental expenses, which excludes depreciation and amortization, general and administrative expenses, acquisition related expenses, asset management fees and interest expense, net. The Company believes that segment net operating income serves as a useful supplement to net income (loss) because it allows investors and management to measure unlevered property-level operating results and to compare operating results to the operating results of other real estate companies between periods on a consistent basis. Segment net operating income should not be considered as an alternative to net income (loss) determined in accordance with GAAP as an indicator of financial performance, and accordingly, the Company believes that in order to facilitate a clear understanding of the consolidated historical operating results, segment net operating income should be examined in conjunction with net income (loss) as presented in the accompanying consolidated financial statements and data included elsewhere in this prospectus supplement.
General and administrative expenses, acquisition related expenses, asset management fees, depreciation and amortization and interest expense, net are not allocated to individual segments for purposes of assessing segment performance.
Non-segment assets primarily consist of corporate assets, including cash and cash equivalents, real estate and escrow deposits, deferred financing costs attributable to the revolving line of credit portion of the Company's secured credit facility and other assets not attributable to individual properties.

Summary information for the reportable segments during the years ended December 31, 2016, 2015 and 2014, is as follows (amounts in thousands):

	Data Centers	Healthcare	Year Ended December 31, 2016
Revenue:
Rental and tenant reimbursement revenue	$12,929	$43,502	$56,431
Expenses:
Rental expenses	(2,509)	(5,655)	(8,164)
Segment net operating income	$10,420	$37,847	48,267

Expenses:
General and administrative expenses			(3,105)
Acquisition related expenses			(5,339)
Asset management fees			(4,925)
Depreciation and amortization			(19,211)
Income from operations			15,687
Interest expense, net			(4,390)
Net income attributable to common stockholders			$11,297

	Data Centers	Healthcare	Year Ended December 31, 2015
Revenue:
Rental and tenant reimbursement revenue	$1,618	$19,668	$21,286
Expenses:
Rental expenses	(301)	(2,535)	(2,836)
Segment net operating income	$1,317	$17,133	18,450

Expenses:
General and administrative expenses			(2,133)
Acquisition related expenses			(10,250)
Asset management fees			(1,895)
Depreciation and amortization			(7,053)
Loss from operations			(2,881)
Interest expense, net			(1,886)
Net loss attributable to common stockholders			$(4,767)

	Data Centers	Healthcare	Year Ended December 31, 2014
Revenue:
Rental and tenant reimbursement revenue	$—	$337	$337
Expenses:
Rental expenses	—	(51)	(51)
Segment net operating income	$—	$286	286

Expenses:
General and administrative expenses			(351)
Acquisition related expenses			(1,820)
Asset management fees			(72)
Depreciation and amortization			(185)
Loss from operations			(2,142)
Interest expense, net			(152)
Net loss attributable to common stockholders			$(2,294)
Assets by each reportable segment as of December 31, 2016 and December 31, 2015 are as follows (amounts in thousands):

	December 31, 2016	December 31, 2015
Assets by segment:
Data centers	$362,969	$44,207
Healthcare	653,416	427,878
All other	53,653	34,542
Total assets	$1,070,038	$506,627

Capital additions and acquisitions by reportable segments for the years ended December 31, 2016, 2015 and 2014 are as follows (amounts in thousands):

	Year Ended December 31,
	2016	2015	2014
Capital additions and acquisitions by segment:
Data centers	$314,030	$43,815	$—
Healthcare	229,670	331,853	89,241
Total capital additions and acquisitions	$543,700	$375,668	$89,241
Note 13—Future Minimum Rent
Rental Income
The Company’s real estate assets are leased to tenants under operating leases with varying terms. The leases frequently have provisions to extend the terms of the lease agreements. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.
The future minimum rent to be received from the Company’s investment in real estate assets under non-cancelable operating leases as of December 31, 2016 and for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2017	$69,485
2018	70,378
2019	70,209
2020	69,628
2021	70,877
Thereafter	614,311
$964,888
Rental Expense
The Company has ground lease obligations that generally require fixed annual rental payments and may also include escalation clauses and renewal options.
The future minimum rent obligations under non-cancelable ground leases as of December 31, 2016 and for each of the next five years ended December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2017	$8
2018	8
2019	8
2020	8
2021	8
Thereafter	781
$821
Note 14—Fair Value
Notes payable—Fixed Rate—The estimated fair value of notes payable - fixed rate measured using quoted prices and observable inputs from similar liabilities (Level 2) was approximately $49,930,000 as of December 31, 2016, as compared to the outstanding principal of $51,000,000 as of December 31, 2016. The estimated fair value of notes payable - variable rate fixed through interest rate swap agreements (Level 2) was approximately $69,247,000 as of December 31, 2016, as compared to the outstanding principal of $71,540,000 as of December 31, 2016.

Notes payable—Variable Rate—The outstanding principal of the notes payable – variable was $30,450,000 as of December 31, 2016, which approximated its fair value.
Secured credit facility—The outstanding principal of the secured credit facility – variable was $195,000,000 and $90,000,000, which approximated its fair value as of December 31, 2016 and December 31, 2015, respectively. The estimated fair value of the secured credit facility – variable rate fixed through an interest rate swap agreement (Level 2) was approximately $24,195,000 as of December 31, 2016 as compared to the outstanding principal of $25,000,000 as of December 31, 2016.
Derivative instruments—Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize, or be liable for, on disposition of the financial instruments. The Company has determined that the majority of the inputs used to value its interest rate swaps fall within Level 2 of the fair value hierarchy. The credit valuation adjustments associated with these instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and the respective counterparty. However, as of December 31, 2016, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, and has determined that the credit valuation adjustments are not significant to the overall valuation of its interest rate swaps. As a result, the Company determined that its interest rate swaps valuation is classified in Level 2 of the fair value hierarchy.
The following table shows the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2016 (amounts in thousands):

	December 31, 2016
	Fair Value Hierarchy
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Derivative assets	$—	$1,782	$—	$1,782
Total assets at fair value	$—	$1,782	$—	$1,782
Liabilities:
Derivative liabilities	$—	$798	$—	$798
Total liabilities at fair value	$—	$798	$—	$798
The Company did not have financial assets and liabilities required to be measured at fair value as of December 31, 2015.
Note 15—Derivative Instruments and Hedging Activities
Cash Flow Hedges of Interest Rate Risk
The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the agreements without exchange of the underlying notional amount.
The effective portion of changes in the fair value of derivatives designated, and that qualify, as cash flow hedges is recorded in accumulated other comprehensive income in the accompanying consolidated statements of stockholders' equity and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.
During the year ended December 31, 2016, the Company's derivative instruments were used to hedge the variable cash flows associated with variable rate debt. The ineffective portion of changes in fair value of the derivatives are recognized directly in earnings. During the year ended December 31, 2016, the Company recognized income of $144,000 due to ineffectiveness of its hedges of interest rate risk, which was recorded in interest expense, net in the accompanying consolidated statements of comprehensive income (loss).
Amounts reported in accumulated other comprehensive income related to the derivative will be reclassified to interest expense as interest payments are made on the Company’s variable rate debt. During the next twelve months, the Company estimates that an additional $755,000 will be reclassified from accumulated other comprehensive income as an increase to interest expense.
See Note 14—"Fair Value" for a further discussion of the fair value of the Company’s derivative instruments.

The following table summarizes the notional amount and fair value of the Company’s derivative instruments (amounts in thousands):

Derivatives Designated as Hedging Instruments	Balance Sheet Location	Effective Dates	Maturity Dates	December 31, 2016			December 31, 2015
				Outstanding Notional Amount	Fair Value of		Outstanding Notional Amount	Fair Value of
					Asset	(Liability)		Asset	(Liability)

Interest rate swaps	Other assets/Accounts payable and other liabilities	07/01/2016 to 01/03/2017	12/22/2020 to 12/26/2021	$96,540	$1,782	$(798)	$—	$—	$—
The notional amount under the agreements is an indication of the extent of the Company’s involvement in the instruments at the time, but does not represent exposure to credit, interest rate or market risks.
Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges to hedge the variability of the anticipated cash flows on its variable rate secured credit facility and notes payable. The change in fair value of the effective portion of the derivative instruments that are designated as hedges is recorded in other comprehensive income (loss), or OCI, in the accompanying consolidated statements of comprehensive income (loss).
The table below summarizes the amount of income and loss recognized on the interest rate derivatives designated as cash flow hedges for the year ended December 31, 2016 (amounts in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Income Recognized in OCI on Derivative (Effective Portion)	Location of (Loss) Income Reclassified From Accumulated Other Comprehensive Loss to Net Income (Effective Portion)	Amount of (Loss) Reclassified From Accumulated Other Comprehensive Loss to Net Income (Effective Portion)
Year Ended December 31, 2016
Interest rate swaps	$744	Interest expense, net	$(96)
Total	$744		$(96)
The Company did not have derivative instruments as of December 31, 2015 and 2014.
Credit Risk-Related Contingent Features
The Company has agreements with each of its derivative counterparties that contain cross-default provisions, whereby if the Company defaults on certain of its indebtedness, then the Company could also be declared in default on its derivative obligation, resulting in an acceleration of payment thereunder.
In addition, the Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the counterparty. As of December 31, 2016, the fair value of the derivative in a net liability position, including accrued interest but excluding any adjustment for nonperformance risk related to the agreement, was $844,000. As of December 31, 2016, there were no termination events or events of default related to the interest rate swaps.

Tabular Disclosure Offsetting Derivatives
The Company has elected not to offset derivative positions in its consolidated financial statements. The following tables present the effect on the Company’s financial position had the Company made the election to offset its derivative positions as of December 31, 2016 (amounts in thousands):

Offsetting of Derivative Assets
				Gross Amounts Not Offset in the Balance Sheet
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets Presented in the Balance Sheet	Financial Instruments Collateral	Cash Collateral	Net Amount
December 31, 2016	$1,782	$—	$1,782	$—	$—	$1,782

Offsetting of Derivative Liabilities
				Gross Amounts Not Offset in the Balance Sheet
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Liabilities Presented in the Balance Sheet	Financial Instruments Collateral	Cash Collateral	Net Amount
December 31, 2016	$798	$—	$798	$—	$—	$798
The Company did not have any financial instruments hedged through interest rate swaps as of December 31, 2015.
The Company reports derivatives in the accompanying consolidated balance sheets as other assets and accounts payable and other liabilities.
Note 16—Accumulated Other Comprehensive Income
The following table presents a rollforward of amounts recognized in accumulated other comprehensive income by component for the year ended December 31, 2016 (amounts in thousands):

	Unrealized Income on Derivative Instruments	Accumulated Other Comprehensive Income
Balance as of December 31, 2015	$—	$—
Other comprehensive income before reclassification	744	744
Amount of loss reclassified from accumulated other comprehensive income to net income (effective portion)	96	96
Other comprehensive income	840	840
Balance as of December 31, 2016	$840	$840
The following table presents reclassifications out of accumulated other comprehensive income for the year ended December 31, 2016 (amounts in thousands):

Details about Accumulated Other Comprehensive Income Components	Amounts Reclassified from Accumulated Other Comprehensive Income to Net Income	Affected Line Items in the Consolidated Statements of Comprehensive Income (Loss)
	Year Ended December 31,
	2016
Interest rate swap contracts	$96	Interest expense, net
Note 17—Stock-based Compensation
On May 6, 2014, the Company adopted the Carter Validus Mission Critical REIT II, Inc. 2014 Restricted Share Plan, or the Incentive Plan, pursuant to which the Company has the power and authority to grant restricted or deferred stock awards to persons eligible under the Incentive Plan. The Company authorized and reserved 300,000 shares of its Class A shares for issuance under the Incentive Plan, subject to certain adjustments. Subject to certain limited exceptions, restricted stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of and is subject to forfeiture within the vesting period. Restricted stock awards generally vest ratably over four years. The Company uses the straight-line method to recognize expenses for service awards with graded vesting. Restricted stock awards are entitled to receive dividends during the vesting period. In addition to the ratable amortization of fair value over the vesting period, dividends paid on unvested shares of restricted stock which are not expected to vest are charged to compensation expense in the period paid.
On June 24, 2016, the Company granted 3,000 restricted shares of Class A common stock to each of its independent directors, which were awarded in connection with their re-election to the Company’s board of directors. The fair value of each share of restricted common stock was estimated at the date of grant at $10.00 per share. The restricted stock awards vest over a period of four years. The awards are amortized using the straight-line method over four years.
As of December 31, 2016 and 2015, there was $167,000 and $135,000, respectively, of total unrecognized compensation expense related to nonvested shares of the Company’s restricted Class A common stock. This expense is expected to be recognized over a remaining weighted average period of 2.51 years. This expected expense does not include the impact of any future stock-based compensation awards.
As of December 31, 2016 and 2015, the fair value of the nonvested shares of restricted Class A common stock was $183,668 and $157,500, respectively. A summary of the status of the nonvested shares of restricted Class A common stock as of December 31, 2015 and the changes for the year ended December 31, 2016 is presented below:

Restricted Stock	Shares	Weighted Average Grant Date Fair Value
December 31, 2015	15,750	$10.00
Vested	(4,500)	$10.00
Granted	9,000	$10.00
December 31, 2016	20,250
Stock-based compensation expense for the years ended December 31, 2016, 2015 and 2014 was $58,000, $34,000 and $11,000, respectively, which is reported in general and administrative costs in the accompanying consolidated statements of comprehensive income (loss).
Note 18—Income Taxes
As a REIT, the Company generally will not be subject to U.S. federal income tax on taxable income that it distributes to the stockholders. For U.S. federal income tax purposes, distributions to stockholders are characterized as either ordinary dividends, capital gain distributions, or nontaxable distributions. Nontaxable distributions will reduce U.S. stockholders’ respective bases in their shares. The following table shows the character of distributions the Company paid on a percentage basis during the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
Character of Class A Distributions:	2016	2015	2014
Ordinary dividends	34.23%	33.81%	—%
Nontaxable distributions	65.77%	66.19%	100.00%
Total	100.00%	100.00%	100.00%

	Year Ended December 31,
Character of Class T Distributions:	2016	2015	2014
Ordinary dividends	23.07%	—%	—%
Nontaxable distributions	76.93%	—%	—%
Total	100.00%	—%	—%
The Company is subject to certain state and local income taxes on income, property or net worth in some jurisdictions, and in certain circumstances may also be subject to federal excise tax on undistributed income. Texas, Tennessee and Massachusetts are the major state and local tax jurisdictions for the Company.
The Company applies the rules under ASC 740-10, Accounting for Uncertainty in Income Taxes, for uncertain tax positions using a “more likely than not” recognition threshold for tax positions. Pursuant to these rules, the financial statement effects of a tax position are initially recognized when it is more likely than not, based on the technical merits of the tax position, that such a position will be sustained upon examination by the relevant tax authorities. If the tax benefit meets the “more likely than not” threshold, the measurement of the tax benefit will be based on the Company's estimate of the ultimate tax benefit to be sustained if audited by the taxing authority. The Company concluded there was no impact related to uncertain tax positions from the results of the operations of the Company for the years ended December 31, 2016 and 2015. The earliest tax year subject to examination is 2014.
The Company’s policy is to recognize accrued interest related to unrecognized tax benefits as a component of interest expense and penalties related to unrecognized tax benefits as a component of general and administrative expenses. From inception through December 31, 2016, the Company has not recognized any interest expense or penalties related to unrecognized tax benefits.
Note 19—Commitment and Contingencies
Litigation
In the ordinary course of business, the Company may become subject to litigation or claims. As of December 31, 2016, there were, and currently there are, no material pending legal proceedings to which the Company is a party.
Note 20—Economic Dependency
The Company is dependent on the Advisor and its affiliates for certain services that are essential to the Company, including the sale of the Company’s shares of common and preferred stock available for issuance; the identification, evaluation, negotiation, purchase and disposition of real estate investments and other investments; the management of the daily operations of the Company’s real estate portfolio; and other general and administrative responsibilities. In the event that the Advisor and its affiliates are unable to provide the respective services, the Company will be required to obtain such services from other sources.
Note 21—Selected Quarterly Financial Data (Unaudited)
Presented in the following table is a summary of the unaudited quarterly financial information for the years ended December 31, 2016 and 2015. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information (amounts in thousands, except shares and per share data):

	2016
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$19,210	$13,594	$12,203	$11,424
Expenses	(11,711)	(10,460)	(9,638)	(8,935)
Income from operations	7,499	3,134	2,565	2,489
Interest expense, net	(2,153)	(626)	(732)	(879)
Net income attributable to common stockholders	$5,346	$2,508	$1,833	$1,610
Net income per common share attributable to common stockholders:
Basic	$0.07	$0.03	$0.03	$0.03
Diluted	$0.07	$0.03	$0.03	$0.03
Weighted average number of common shares outstanding:
Basic	78,728,400	71,852,230	63,514,780	53,666,785
Diluted	78,742,067	71,866,949	63,530,999	53,679,723

	2015
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$9,025	$6,884	$3,067	$2,310
Expenses	(9,184)	(8,103)	(4,661)	(2,219)
Loss from operations	(159)	(1,219)	(1,594)	91
Interest expense, net	(683)	(542)	(291)	(370)
Net loss attributable to common stockholders	$(842)	$(1,761)	$(1,885)	$(279)
Net loss per common share attributable to common stockholders:
Basic	$(0.02)	$(0.05)	$(0.08)	$(0.02)
Diluted	$(0.02)	$(0.05)	$(0.08)	$(0.02)
Weighted average number of common shares outstanding:
Basic	43,735,330	34,794,832	24,058,949	11,612,028
Diluted	43,735,330	34,794,832	24,058,949	11,612,028
Note 22—Subsequent Events
Distributions to Stockholders Paid
On January 3, 2017, the Company paid aggregate distributions of approximately $3,773,000 to Class A stockholders ($1,764,000 in cash and $2,009,000 in shares of the Company’s Class A common stock pursuant to the DRIP), which related to distributions declared for each day in the period from December 1, 2016 through December 31, 2016. On February 1, 2017, the Company paid aggregate distributions of approximately $3,846,000 to Class A stockholders ($1,820,000 in cash and $2,026,000 in shares of the Company’s Class A common stock pursuant to the DRIP), which related to distributions declared for each day in the period from January 1, 2017 through January 31, 2017. On March 1, 2017, the Company paid aggregate distributions of approximately $3,531,000 to Class A stockholders ($1,682,000 in cash and $1,849,000 in shares of the Company’s Class A common stock pursuant to the DRIP), which related to distributions declared for each day in the period from February 1, 2017 through February 28, 2017.
On January 3, 2017, the Company paid aggregate distributions of approximately $563,000 to Class T stockholders ($213,000 in cash and $350,000 in shares of the Company's Class T common stock pursuant to the DRIP), which related to distributions declared for each day in the period from December 1, 2016 through December 31, 2016. On February 1, 2017, the Company paid aggregate distributions of approximately $636,000 to Class T stockholders ($250,000 in cash and $386,000 in shares of the Company's Class T common stock pursuant to the DRIP), which related to distributions declared for each day in the period from January 1, 2017 through January 31, 2017. On March 1, 2017, the Company paid aggregate distributions of approximately $630,000 to Class T stockholders ($249,000 in cash and $381,000 in shares of the Company's Class T common stock pursuant to the DRIP), which related to distributions declared for each day in the period from February 1, 2017 through February 28, 2017.
Distributions Declared
Class A Shares
On February 8, 2017, the board of directors of the Company approved and declared a distribution to the Company’s Class A stockholders of record as of the close of business on each day of the period commencing on March 1, 2017 and ending on May 31, 2017. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001767101 per share of Class A common stock, which will be equal to an annualized distribution rate of 6.40%, assuming a purchase price of $10.078 per share of Class A common stock. The distributions declared for each record date in March 2017, April 2017 and May 2017 will be paid in April 2017, May 2017 and June 2017, respectively. The distributions will be payable to stockholders from legally available funds therefor.
Class I Shares
On February 8, 2017, the board of directors of the Company approved and declared a daily distribution to the Company’s Class I stockholders of record as of the close of business on each day of the period following the date on which the first Class I share was purchased in the Offering and ending May 31, 2017. The distribution will be calculated based on 365 days in the calendar year and will be equal to $0.001767101 per share of Class I common stock, which will be equal to an annualized distribution rate of 7.04%, assuming a purchase price of $9.162 per share. The distributions declared for each record date in

February 2017, March 2017, April 2017 and May 2017 will be paid in March 2017, April 2017, May 2017 and June 2017, respectively. The distributions will be payable to stockholders from legally available funds therefor.
Class T Shares
On February 8, 2017, the board of directors of the Company approved and declared a daily distribution to the Company’s Class T stockholders of record as of the close of business on each day of the period commencing on March 1, 2017 and ending May 31, 2017. The distribution will be calculated based on 365 days in the calendar year and will be equal to $0.001501543 per share of Class T common stock, which will be equal to an annualized distribution rate of 5.68%, assuming a purchase price of $9.649 per share. The distributions declared for each record date in March 2017, April 2017 and May 2017 will be paid in April 2017, May 2017 and June 2017, respectively. The distributions will be payable to stockholders from legally available funds therefor.
Status of the Offering
As of March 10, 2017, the Company had accepted investors’ subscriptions for and issued approximately 72,987,000 shares of Class A common stock, 4,000 shares of Class I common stock and 16,236,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of approximately $723,298,000, $40,000 and $155,291,000, respectively, including shares of its common stock issued pursuant to its DRIP. As of March 10, 2017, the Company had approximately $1,471,371,000 in Class A shares, Class I shares and Class T shares of common stock remaining in the Offering.
Articles Supplementary
On January 13, 2017, the Company filed Articles Supplementary to the Second Articles of Amendment and Restatement with the State Department of Assessments and Taxation of Maryland reclassifying a portion of our Class A shares and Class T shares as Class I shares.
Amendments to Certain Agreements
Fifth Amendment to the Dealer Manager Agreement
On February 9, 2017, the Company entered into the fifth amendment to the dealer manager agreement with the Advisor and Dealer Manager to incorporate the terms of Class I shares. Pursuant to such fifth amendment, the Dealer Manager may receive a dealer manager fee in an amount equal to up to 2.0% of the gross offering proceeds from the sale of Class I shares, of which 1.0% will be funded by the Advisor without reimbursement from the Company. The Dealer Manager will not be entitled to receive selling commissions or distribution and servicing fees with respect to Class I shares and will not receive a dealer manager fee with respect to Class I shares sold pursuant to the DRIP.
Second Amendment to the Operating Partnership Agreement
On February 9, 2017, the Company entered into the second amendment to the Amended and Restated Agreement of Limited Partnership of the Company's Operating Partnership with the Advisor primarily to incorporate the terms of Class I shares and also to make changes to certain tax provisions related to the 2015 Budget Act (as defined therein).
Third Amended and Restated Distribution Reinvestment Plan
On January 17, 2017, the Company's board of directors approved and adopted the Third Amended and Restated Distribution Reinvestment Plan (the “Third Amended DRIP”), which became effective on February 20, 2017. The purpose of the Third Amended DRIP, which was included as Appendix E to the Company's prospectus, is to allow Class I stockholders to elect to have cash distributions attributable to Class I shares owned automatically reinvested in additional Class I shares. Pursuant to the Third Amended DRIP, during the time that the Company’s initial public offering or any follow-on offering is effective, the purchase price per Class A share, Class I share and Class T share will be equal to the most recent estimated value per share of each respective class, as determined by the Company’s board of directors. The Third Amended DRIP also provides that the purchase price per Class A share, Class I share and/or Class T share may be amended from time to time by the board based upon changes in the Company’s estimated value per share and other factors the board deems relevant. The most recent estimated value per share of $9.07 for each of our Class A common stock and Class T common stock serves as the purchase price per Class A share, Class I share and Class T share in the Company's distribution reinvestment plan.
Second Amended and Restated Share Repurchase Program
On January 17, 2017, the Company's board of directors approved and adopted the Second Amended and Restated Share Repurchase Program, which became effective on February 10, 2017. The purpose of the Second Amended and Restated Share Repurchase Program is to allow Class I stockholders who have held their shares for at least one year (unless an exception applies) to present for repurchase all or a portion of their Class I shares.

Acquisitions
The following table summarizes properties acquired subsequent to December 31, 2016 and through March 16, 2017:

Property (1)	Date Acquired	Purchase Price (2)	Ownership
Tempe Data Center	01/26/2017	$16,174,950	100%

(1)	The property is leased to a single tenant.

(2)	The property acquisition was funded using net proceeds from the Offering and the secured credit facility.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
December 31, 2016
(in thousands)

				Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2016 (b)
Property Description	Location	Encumbrances		Land	Buildings and Improvements		Land	Buildings and Improvements	Total	Accumulated Depreciation (c)	Year Constructed		Date Acquired
Cy Fair Surgical Center	Houston, TX	$—	(a)	$762	$2,970	$106	$762	$3,076	$3,838	$244	1993		07/31/2014
Mercy Healthcare Facility	Cincinnati, OH	—	(a)	356	3,167	19	356	3,186	3,542	210	2001		10/29/2014
Winston-Salem, NC IMF	Winston-Salem, NC	—	(a)	684	4,903	—	684	4,903	5,587	298	2004		12/17/2014
New England Sinai Medical Center	Stoughton, MA	—	(a)	4,049	19,977	1,816	4,049	21,793	25,842	1,072	1967/1973	(d)	12/23/2014
Baylor Surgical Hospital at Fort Worth	Fort Worth, TX	—	(a)	8,297	35,615	—	8,297	35,615	43,912	1,906	2014		12/31/2014
Baylor Surgical Hospital Integrated Medical Facility	Fort Worth, TX	—	(a)	367	1,587	164	367	1,751	2,118	155	2014		12/31/2014
Winter Haven Healthcare Facility	Winter Haven, FL	—		—	2,805	—	—	2,805	2,805	152	2009		01/27/2015
Heartland Rehabilitation Hospital	Overland Park, KS	—	(a)	1,558	20,549	—	1,558	20,549	22,107	1,013	2014		02/17/2015
Indianapolis Data Center	Indianapolis, IN	—	(a)	524	6,422	(6)	524	6,416	6,940	279	2000	(e)	04/01/2015
Clarion IMF	Clarion, PA	—	(a)	462	5,377	—	462	5,377	5,839	280	2012		06/01/2015
Post Acute Webster Rehabilitation Hospital	Webster, TX	—	(a)	1,858	20,140	—	1,858	20,140	21,998	814	2015		06/05/2015
Eagan Data Center	Eagan, MN	—	(a)	768	5,037	—	768	5,037	5,805	240	1998	(f)	06/29/2015
Houston Surgical Hospital and LTACH	Houston, TX	—	(a)	8,329	36,297	—	8,329	36,297	44,626	1,566	1950	(g)	06/30/2015
KMO IMF - Cincinnati I	Cincinnati, OH	—	(a)	1,812	24,382	—	1,812	24,382	26,194	1,065	1959	(h)	07/22/2015
KMO IMF - Cincinnati II	Cincinnati, OH	—	(a)	446	10,239	4	446	10,243	10,689	397	2014		07/22/2015
KMO IMF - Florence	Florence, KY	—	(a)	650	9,919	1	650	9,920	10,570	383	2014		07/22/2015
KMO IMF - Augusta	Augusta, ME	—	(a)	556	14,401	—	556	14,401	14,957	594	2010		07/22/2015
KMO IMF - Oakland	Oakland, ME	—	(a)	229	5,416	—	229	5,416	5,645	241	2003		07/22/2015
Reading Surgical Hospital	Wyomissing, PA	—	(a)	1,504	20,193	—	1,504	20,193	21,697	796	2007		07/24/2015
Post Acute Warm Springs Specialty Hospital of Luling	Luling, TX	—	(a)	824	7,530	—	824	7,530	8,354	295	2002		07/30/2015
Minnetonka Data Center	Minnetonka, MN	—	(a)	2,085	15,099	25	2,085	15,124	17,209	728	1985		08/28/2015
Nebraska Healthcare Facility	Omaha, NE	—	(a)	1,259	9,796	—	1,259	9,796	11,055	311	2014		10/14/2015
Heritage Park - Sherman I	Sherman, TX	—	(a)	1,679	23,926	—	1,679	23,926	25,605	699	2005	(i)	11/20/2015
Heritage Park - Sherman II	Sherman, TX	—	(a)	214	3,209	—	214	3,209	3,423	95	2005		11/20/2015
Baylor Surgery Center at Fort Worth	Fort Worth, TX	—	(a)	3,120	9,312	—	3,120	9,312	12,432	255	1998	(j)	12/23/2015
HPI - Oklahoma City I	Oklahoma City, OK	—	(a)	4,626	30,509	—	4,626	30,509	35,135	863	1985	(k)	12/29/2015
HPI - Oklahoma City II	Oklahoma City, OK	—	(a)	991	8,366	—	991	8,366	9,357	252	1994	(l)	12/29/2015
Waco Data Center	Waco, TX	—	(a)	873	8,233	—	873	8,233	9,106	217	1956	(m)	12/30/2015
HPI - Edmond	Edmond, OK	—	(a)	796	3,199	—	796	3,199	3,995	90	2002		01/20/2016
HPI - Oklahoma City III	Oklahoma City, OK	—	(a)	452	1,081	—	452	1,081	1,533	31	2007		01/27/2016

				Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2016 (b)
Property Description	Location	Encumbrances		Land	Buildings and Improvements		Land	Buildings and Improvements	Total	Accumulated Depreciation (c)	Year Constructed		Date Acquired
HPI - Oklahoma City IV	Oklahoma City, OK	—	(a)	368	2,344	—	368	2,344	2,712	66	2006		01/27/2016
Alpharetta Data Center III	Alpharetta, GA	—		3,395	11,081	—	3,395	11,081	14,476	269	1999		02/02/2016
Flint Data Center	Flint, MI	—	(a)	111	7,001	—	111	7,001	7,112	166	1987		02/02/2016
HPI - Newcastle	Newcastle, OK	—	(a)	412	1,173	—	412	1,173	1,585	31	1995	(n)	02/03/2016
HPI - Oklahoma City V	Oklahoma City, OK	—	(a)	541	12,445	—	541	12,445	12,986	321	2008		02/11/2016
Vibra Rehabilitation Hospital	Rancho Mirage, CA	—		2,724	—	14,762	2,724	14,762	17,486	(o)	(o)		03/01/2016
HPI - Oklahoma City VI	Oklahoma City, OK	—	(a)	896	3,684	—	896	3,684	4,580	89	2007		03/07/2016
Tennessee Data Center	Franklin, TN	—		6,624	10,971	—	6,624	10,971	17,595	232	2015		03/31/2016
HPI - Oklahoma City VII	Oklahoma City, OK	—		3,203	32,380	—	3,203	32,380	35,583	460	2016		06/22/2016
Post Acute Las Vegas Rehabilitation Hospital	Las Vegas, NV	—		2,614	—	5,361	2,614	5,361	7,975	(p)	(p)		06/24/2016
Somerset Data Center	Somerset, NJ	—	(a)	906	10,466	—	906	10,466	11,372	164	1973	(q)	06/29/2016
Integris Lakeside Women's Hospital	Oklahoma City, OK	—	(a)	2,002	15,384	—	2,002	15,384	17,386	216	1997	(r)	06/30/2016
AT&T Hawthorne Data Center	Hawthorne, CA	39,750		16,498	57,312	—	16,498	57,312	73,810	425	1963	(s)	09/27/2016
McLean I	McLean, VA	23,460		31,554	4,930	—	31,554	4,930	36,484	28	1966	(t)	10/17/2016
McLean II	McLean, VA	27,540		20,392	22,727	—	20,392	22,727	43,119	122	1991	(u)	10/17/2016
Select Medical Rehabilitation Facility	Marlton, NJ	31,790		—	57,154	—	—	57,154	57,154	179	1995		11/01/2016
Andover Data Center II	Andover, MA	—	(a)	6,566	28,072	—	6,566	28,072	34,638	100	2000		11/08/2016
Grand Rapids Healthcare Facility	Grand Rapids, MI	30,450		2,533	39,487	—	2,533	39,487	42,020	54	2008		12/07/2016
Corpus Christi Surgery Center	Corpus Christi, TX	—		975	4,963	—	975	4,963	5,938	6	1992		12/22/2016
Chicago Data Center II	Downers Grove, IL	—		1,329	29,940	—	1,329	29,940	31,269	33	1987	(v)	12/28/2016
Blythewood Data Center	Blythewood, SC	—		612	17,714	—	612	17,714	18,326	19	1983		12/29/2016
		$152,990		$154,385	$738,884	$22,252	$154,385	$761,136	$915,521	$18,521

(a)
Property collateralized under the secured credit facility. As of December 31, 2016, 37 commercial properties were collateralized under the secured credit facility and the Company had $220,000,000 aggregate principal amount outstanding thereunder.

(b)	The aggregated cost for federal income tax purposes is approximately $848,083,000.

(c)	The Company’s assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, buildings and improvements are depreciated over 15-40 years.

(d)	The New England Sinai Medical Center consists of two buildings and was renovated beginning in 1997.

(e)	The Indianapolis Data Center was renovated in 2014.

(f)	The Eagan Data Center was renovated in 2015.

(g)	The Houston Surgical Hospital and LTACH was renovated in 2005 and 2008.

(h)	The KMO IMF - Cincinnati I was renovated in 1970 and 2013.

(i)	The Heritage Park - Sherman I was renovated in 2010.

(j)	The Baylor Surgery Center at Fort Worth was renovated in 2007 and 2015.

(k)	The HPI - Oklahoma City I was renovated in 1998 and 2003.

(l)	The HPI - Oklahoma City II was renovated in 1999.

(m)	The Waco Data Center was renovated in 2009.

(n)	The HPI - Newcastle was renovated in 1999.

(o)	As of December 31, 2016, the Vibra Rehabilitation Hospital was under construction; therefore, depreciation is not applicable.

(p)	As of December 31, 2016, the Post Acute Las Vegas Rehabilitation Hospital was under construction; therefore, depreciation is not applicable.

(q)	The Somerset Data Center was renovated in 2006.

(r)	The Integris Lakeside Women's Hospital was renovated in 2008.

(s)	The AT&T Hawthorne Data Center was renovated in 1983 and 2001.

(t)	The McLean I was renovated in 1998.

(u)	The McLean II was renovated in 1998.

(v)	The Chicago Data Center II was renovated in 2016.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
(CONTINUED)
December 31, 2016
(in thousands)

	2016	2015	2014
Real Estate
Balance at beginning of year	$415,776	$82,748	$—
Additions:
Acquisitions	479,011	331,524	82,734
Improvements	20,734	1,504	14
Balance at end of year	$915,521	$415,776	$82,748
Accumulated Depreciation
Balance at beginning of year	$(5,262)	$(133)	$—
Depreciation	(13,259)	(5,129)	(133)
Balance at end of year	$(18,521)	$(5,262)	$(133)

S-4